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Exhibit 99.1

NOTICE OF 2005 ANNUAL MEETING
OF SHAREHOLDERS OF
TRANSCANADA CORPORATION

April 29, 2005

AND

MANAGEMENT PROXY CIRCULAR

March 1, 2005

i    TRANSCANADA CORPORATION

March 14, 2005

Dear Shareholder:

You are invited to attend the Annual Meeting of the holders of common shares of TransCanada Corporation to be held at the Round Up Centre, located on the corner of 13th Avenue and Third Street S.E., Calgary, Alberta in Room A-E, on Friday, April 29, 2005 at 10:30 a.m. (Mountain Daylight Time).

The Management Proxy Circular contains a detailed description of the regular annual meeting business matters on which you will be requested to vote. Please give this material your careful consideration. Please see the Notice below in respect of the 2004 Annual Report. The full text of the 2004 Annual Report is available on our corporate website at www.transcanada.com.

Please complete and return the enclosed form of proxy in accordance with the instructions provided, which will allow for your representation at the meeting. If you are unable to attend the meeting in person, we will be providing a live webcast of the annual meeting on our website. A recorded version of the meeting will be available on the website after the meeting.

Yours very truly,

/s/ Harold N. Kvisle

HAROLD N. KVISLE
President and Chief Executive Officer

Notice
In November 2004, TransCanada asked all registered shareholders to advise it in writing if they did not wish to receive the 2004 Annual Report and asked all beneficial shareholders to advise it in writing if they did wish to receive the 2004 Annual Report, in each case when it became available in March 2005. If you are a registered shareholder who replied that you did not wish to receive the Annual Report, or if you are a beneficial shareholder who did not reply to the inquiry, you may not receive the annual report. As well, if you purchased TransCanada common shares through a broker since November 2004 you may not receive the 2004 Annual Report.

The 2004 Annual Report is available on TransCanada's website at www.transcanada.com and on SEDAR at www.sedar.com. Anyone wishing to receive a paper copy of the 2004 Annual Report may obtain one free of charge by contacting TransCanada's transfer agent, Computershare Trust Company of Canada.

Computershare Trust Company of Canada 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1	Telephone: 1-800-340-5024 (toll free within North America) 514-982-7959 (outside North America)

E-mail: transcanada@computershare.com	Fax: 1-888-453-0330 (toll free within North America) 416-263-9394 (outside North America)

TRANSCANADA CORPORATION    1

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of the holders of common shares (the "common shares") of TransCanada Corporation ("TransCanada") will be held at the Round Up Centre, located on the corner of 13th Avenue and Third Street S.E., Calgary, Alberta in Room A-E, on Friday, April 29, 2005 at 10:30 a.m. (Mountain Daylight Time).

        Holders of common shares are invited to attend the Meeting for the following purposes:

  (1)
  to receive the consolidated financial statements for the year ended December 31, 2004 and the auditors' report thereon;

  (2)
  to elect the directors;

  (3)
  to appoint the auditors and authorize the directors to fix their remuneration; and

  (4)
  to transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on March 4, 2005 will be entitled to vote at the Meeting. TransCanada will prepare, no later than 10 days following the record date, an alphabetical list of registered shareholders who are entitled to vote as of the record date, showing the number of common shares held by each such shareholder. Each person named on the list of shareholders is entitled to one vote for each share held.

Shareholders' votes are counted and tabulated by Computershare Trust Company of Canada in such a manner as to preserve their confidentiality, except: (a) as necessary to meet applicable legal requirements; (b) in the event of a proxy contest; or (c) in the event a shareholder has made a written comment on the form of proxy.

Shareholders are requested to complete, date, sign and return (in the envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. Such proxies must be received before 4:30 p.m. (Eastern Daylight Time) on Wednesday, April 27, 2005 by TransCanada's transfer agent, Computershare Trust Company of Canada, Stock Transfer Services, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Shareholders may also cast their votes by telephone or internet by following the instructions provided on the form of proxy. If you choose to vote by telephone or internet, your vote must also be cast before 4:30 p.m. (Eastern Daylight Time) on Wednesday, April 27, 2005.

By Order of the Board of Directors,

RHONDDA E.S. GRANT Vice-President, Communications and Corporate Secretary Calgary, Alberta March 14, 2005

TRANSCANADA CORPORATION    2

MANAGEMENT PROXY CIRCULAR

General Information

  This Management Proxy Circular ("Proxy Circular") is furnished in connection with the solicitation of proxies by the management of TransCanada Corporation ("TransCanada") to be used at the Annual Meeting (the "Meeting") of holders of common shares to be held in Calgary, Alberta on Friday, April 29, 2005 and at any adjournment thereof, for the purposes set out in the accompanying Notice of Annual Meeting (the "Notice of Meeting").

  Mailing of this Proxy Circular and the form of proxy will commence March 21, 2005 to registered shareholders and to beneficial shareholders who did not object to having their names and other information released to TransCanada by their nominees. See information below on "Voting Advice — Beneficial Owners — Non-Objecting Beneficial Owners". The cost of soliciting proxies will be borne by TransCanada. While most proxies will be solicited by mail only, some shareholders may also be contacted by TransCanada employees. In addition, TransCanada has retained Georgeson Shareholder Communications Canada, 66 Wellington Street West, TD Tower, Suite 5210, Toronto Dominion Centre, P.O. Box 240, Toronto, Ontario, M5K 1J3, at a fee of approximately $40,000 plus out-of-pocket expenses, to aid in the solicitation of proxies from individual and institutional investors in Canada and the U.S.

  TransCanada will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of common shares registered in the names of such brokers, custodians, nominees and fiduciaries who object to the release of their information to TransCanada. See information below on "Voting Advice — Beneficial Owners — Objecting Beneficial Owners".

  Unless otherwise stated, the information contained in this Proxy Circular is given as of the date hereof and all dollar amounts are in Canadian dollars.

  For those shareholders who cannot attend the Meeting in person, TransCanada has made arrangements to provide a live webcast of the Meeting. Details on how shareholders may listen to and view the proceedings on the webcast will be found on TransCanada's website at www.transcanada.com and will be provided in a news release prior to the Meeting.

  TransCanada's principal corporate and executive offices are located at 450 - 1st Street S.W., Calgary, Alberta, T2P 5H1.

Information on Voting

VOTING MATTERS

  At the Meeting, shareholders will vote on the election of directors and the appointment of auditors.

Record Date for Notice of Meeting and Provisions Relating to Voting

  The Board has fixed March 4, 2005 as the record date for the purpose of determining shareholders entitled to receive the Notice of Meeting. TransCanada will prepare, no later than 10 days following the record date, an alphabetical list of registered shareholders who are entitled to vote as of the record date, showing the number of common shares held by each such shareholder. Each person named on the list of shareholders is entitled to one vote for each share held. The list is available for inspection during usual business hours at

TRANSCANADA CORPORATION    3

  the office of Computershare Trust Company of Canada ("Computershare"), Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 and will be available for inspection at the Meeting.

Voting Shares and Principal Shareholders

  At March 1, 2005, there were 485,240,166 common shares outstanding. Each common share carries the right to one vote on any matter properly coming before the Meeting. The common shares are TransCanada's only outstanding class of shares.

  To the knowledge of the directors and officers of TransCanada, based on information at March 1, 2005, no individual or corporation beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the outstanding common shares.

Confidentiality of Votes

  Proxies are counted and tabulated by Computershare, the transfer agent of TransCanada, in such a manner as to preserve the confidentiality of the votes of shareholders except: (a) as necessary to meet applicable legal requirements; (b) in the event of a proxy contest; or (c) in the event a shareholder has made a written comment on the form of proxy.

VOTING ADVICE

Registered Owners

  Registered shareholders may vote in person at the Meeting or may give another person authority to vote at the Meeting on their behalf by appointing a proxyholder, as described below under "Voting By Proxy" and "Appointing a Proxyholder".

Beneficial Owners

  There are two kinds of beneficial shareholders — those who object to their names and addresses being made known to the issuer (called objecting beneficial owners) and those who do not object to their names and addresses being made known to the issuer (called non-objecting beneficial owners).

Non-Objecting Beneficial Owners

  A non-objecting beneficial owner is a shareholder who beneficially owns shares, but the shares are held in the name of a nominee, such as a bank, broker or trust company, and who does not object to his or her name and address being made known to TransCanada. As a non-objecting beneficial owner, you may vote your shares in person at the Meeting or may give another person authority to vote at the Meeting on your behalf by appointing a proxyholder, as described below under "Voting By Proxy" and "Appointing a Proxyholder".

Objecting Beneficial Owners

  An objecting beneficial owner is a shareholder who beneficially owns shares, but the shares are held in the name of a nominee, such as a bank, broker or trust company, and who objects to his or her name and address being made known to TransCanada. As an objecting beneficial owner, you may vote your shares through your nominee or in person at the Meeting. To vote your shares through your nominee you should follow the instructions on the request for instructions provided by your nominee.

  To vote your shares in person at the Meeting you should take the following steps:

  (1)
  Appoint yourself as the proxyholder by writing your own name in the space provided on the request for voting instructions or proxy form. Do not complete the voting section of the proxy form as your vote will be taken at the meeting; and

4    TRANSCANADA CORPORATION

  (2)
  Return the request for voting instructions or proxy form to the nominee in the envelope provided or by the facsimile number provided. Alternately, you can vote by telephone or internet by following the instructions for telephone and internet voting in the request for voting instructions.

  If you have voted through your nominee and would like to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedures you need to follow.

VOTING BY PROXY

  If you are a registered shareholder or a non-objecting beneficial owner and do not attend the Meeting, you may still vote by using the proxy form or request for voting instructions. Please vote, sign, date and return the form in the envelope provided or by fax to Computershare toll free at (866) 249-7775 or at (416) 263-9524, so that it arrives no later than 4:30 p.m. (Eastern Standard Time) on Wednesday, April 27, 2005. You may also cast your vote by telephone or internet by following the instructions provided on the form. If you choose to vote by telephone or internet, your vote must also be cast no later than 4:30 p.m. (Eastern Daylight Time) on Wednesday, April 27, 2005.

Appointing a Proxyholder

  A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares. You may choose anyone to be your proxyholder — the person you choose does not have to be a TransCanada shareholder. Simply insert the person's name in the blank space provided on the proxy form or request for voting instructions. You should be sure that this person is attending the Meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then the persons named on the form, Richard F. Haskayne or Harold N. Kvisle or Rhondda E.S. Grant, each of whom are directors or officers of TransCanada, will be appointed to act as your proxyholder.

  Your appointed proxyholder is authorized to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting. On the form you can indicate how you want your proxyholder to vote your shares. You may vote FOR or WITHHOLD your vote on the appointment of an auditor and on each proposed nominee for election as director. Alternatively, you can let your proxyholder decide for you.

  All common shares represented by properly executed and deposited forms of proxy or requests for voting instructions will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of shareholders as specified on the forms of proxy or requests for voting instructions.

Voting Discretion of Proxyholder

  If you give directions on how to vote your shares, your proxyholder must vote your shares according to your instructions. If your proxy form or request for voting instructions does not specify how to vote on a particular issue, then your proxyholder can vote your shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your shares will be voted as follows:

    (i)
    FOR the election of the persons nominated for election as directors; and

    (ii)
    FOR the appointment of KPMG LLP, Chartered Accountants, as auditors and the authorization of the directors to set their remuneration.

  Your proxyholder also has discretionary authority for amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the Meeting. At the time of printing this Proxy Circular, management does not know of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

Revoking Your Proxy

  If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or having your attorney, as authorized in writing, sign a statement) to this effect and delivering it to the

TRANSCANADA CORPORATION    5

  Corporate Secretary at the registered office of TransCanada, 450 - 1st Street S.W., Calgary, Alberta, T2P 5H1 at any time up to and including the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or depositing it with the Chair of the Meeting on the day of the Meeting, April 29, 2005, or any adjournment thereof, or in any other manner permitted by law.

  If you cast your vote by telephone or internet you may revoke or change your vote by entering the proxy system (telephone or internet) in the same manner and casting another vote. A later vote cast will supersede any prior vote cast.

BUSINESS TO BE TRANSACTED AT THE MEETING

  This Proxy Circular contains information relating to the receipt of TransCanada's audited consolidated financial statements, the election of directors, and the appointment of auditors.

1.
Financial Statements

  The audited consolidated financial statements of TransCanada for the year ended December 31, 2004 and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of the 2004 Annual Report of TransCanada. Copies of the 2004 Annual Report, in English or French, may be obtained from the Corporate Secretary of TransCanada upon request and will be available at the Meeting. The full text of the 2004 Annual Report is available on TransCanada's corporate website at www.transcanada.com.

2.
Election of Directors

  TransCanada's articles of incorporation provide for the Board to consist of a minimum of 10 and a maximum of 20 directors. The number of directors presently in office is 12. Messrs. R.F. Haskayne and J.R. Paul will retire effective April 29, 2005 and Mr. K.E. Benson has been selected as a new nominee for election.

  The Board has set the number of directors to be elected at the Meeting at 11. The nominees for election as directors of TransCanada are:

D.D. Baldwin	P.L. Joskow
K.E. Benson	H.N. Kvisle
W.K. Dobson	D.P. O'Brien
P. Gauthier	H.G. Schaefer
K.L. Hawkins	W.T. Stephens
S.B. Jackson

  The Governance Committee of the Board annually reviews the qualifications of persons proposed for election to the Board and submits its recommendations to the Board for consideration. The persons proposed for nomination are, in the opinion of the Board, well qualified to act as directors for the ensuing year. Each nominee, with the exception of Mr. Kvisle, has been determined by the Board to be unrelated and independent within the meaning of Canadian and applicable U.S. securities law, regulation and policy, and has established his or her eligibility and willingness to serve as a director if elected. Each director elected will hold office until the next annual meeting or until his or her successor is earlier elected or appointed. The proposed nominees will also be the directors of TransCanada PipeLines Limited ("TCPL").

  The persons named in the form of proxy are either officers or directors of TransCanada; they intend to vote at the Meeting for the election of the nominees whose names are set forth above unless specifically instructed on the form of proxy to withhold such vote.

  The following table sets forth, for each of the 11 proposed nominees for election as director: whether or not the nominee is unrelated and independent of TransCanada; age; municipality of residence; all positions and offices held with TransCanada; present principal occupation and principal occupation held in the past five years; a brief description of his or her principal positions on non-profit and other non-public entities; education; the number of each class of securities of TransCanada or any of its affiliates beneficially owned,

6    TRANSCANADA CORPORATION

  directly or indirectly, or over which control or direction is exercised, as of the date hereof and as of February 24, 2004; the number of deferred share units credited to each nominee as of the date hereof and as of February 24, 2004; and the year from which each has continually served as a director of TransCanada, or TCPL prior to the 2003 arrangement, as applicable. The other public entity directorships of each nominee are set out in a separate table below.

			Securities Owned, Controlled or Directed(2)(3)		Deferred Share Units(4)
Nominee for Election as Director(1)		Director Since
	Age		2005	2004	2005	2004
Douglas D. Baldwin, P. Eng. Calgary, Alberta, Canada	68	1999	217,813(3)(5)	217,813(3)(5)	11,428	8,052

Independent
Chairman, Talisman Energy Inc. (oil and gas) since May 2003. President and Chief Executive Officer, TCPL, from August 1999 to April 2001. Mr. Baldwin was formerly Senior Vice-President and Director of Imperial Oil Limited. He has worked in the oil and gas industry since 1958 and held senior executive positions with Imperial Oil Limited and Esso Resources Canada Limited. He is a Director of the Calgary Airport Authority and a Member of the Board of Governors, University of Calgary.
	Mr. Baldwin has a Bachelor of Science in Chemical Engineering from the University of Saskatchewan.

Kevin E. Benson Wheaton, Illinois, U.S.A.	58	n/a	0	0	0	0

Independent
President and Chief Executive Officer, Laidlaw International, Inc. (transportation) since June 2003 and Laidlaw, Inc. from September 2002 to June 2003. He previously served as President and Chief Executive Officer of The Insurance Corporation of British Columbia from December 2001 until September 2002, President of The Pattison Group from April 2000 to February 2001 and President and Chief Executive Officer of Canadian Airlines International Ltd. from July 1996 to February 2000. Canadian Airlines International Ltd. initiated proceedings under the Companies' Creditors Arrangement Act and applicable bankruptcy protection statutes in the United States on March 24, 2000.
	Mr. Benson holds a Bachelor of Accounting from the University of Witwatersrand (South Africa) and was a member of the South African Society of Chartered Accountants.

Wendy K. Dobson Uxbridge, Ontario, Canada	63	1992	4,000(6)	4,000(6)	21,765	17,965

Independent
Professor, Rotman School of Management and Director, Institute for International Business, University of Toronto (education). She has served as President of the C.D. Howe Institute and as Associate Deputy Minister of Finance in the Government of Canada. She is Vice Chair of the Canadian Public Accountability Board.
	Ms. Dobson has a Bachelor of Science in Nursing from the University of British Columbia, Masters degrees from the Kennedy School of Government and Harvard School of Public Health at Harvard University, and a Ph.D. from the Department of Economics at Princeton University.

TRANSCANADA CORPORATION    7

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C. Québec, Québec, Canada	61	2002	1,000	1,000	12,401	8,052

Independent
Senior Partner, Desjardins Ducharme Stein Monast (law firm). Mrs. Gauthier was formerly Partner at Gagné Letarte Royer Gauthier Lacasse Boily and has worked in the legal profession since 1967. She is the Chair of the Security Intelligence Review Committee, President, Fondation de la Maison Michel Sarrazin and President, Institut Québecois des Hautes Études Internationales, Laval University.
	Mrs. Gauthier has a Bachelor of Arts from the Collège Jésus-Marie de Sillery, a Bachelor of Laws from Laval University, a Master of Laws in Business Law (Intellectual Property) from Laval University, and a Certificate for a session on mediation from Harvard Law School.

Kerry L. Hawkins Winnipeg, Manitoba, Canada	64	1996	3,832(7)	3,788(7)	23,144	18,355

Independent
President, Cargill Limited (grain handlers, merchants, transporters, processors of agricultural products and gas marketers) since 1982. Mr. Hawkins has worked in the marketing and agriculture industries since 1964 and formerly held senior executive positions at Cargill Limited.
	Mr. Hawkins has a Bachelor of Arts in Business Economics from North Dakota State University.

S. Barry Jackson Calgary, Alberta, Canada	52	2002	29,000(8)	29,000(8)	6,192	3,031

Independent
Chairman, Resolute Energy Inc. (oil and gas) since 2002, and Chairman, Deer Creek Energy Limited (oil and gas) since 2001. Mr. Jackson was formerly President and Chief Executive Officer, Crestar Energy Inc. (oil and gas), from 1993 to 2000. He has worked in the oil and gas industry since 1974 and held senior executive positions with Northstar Energy Corporation and Crestar Energy Inc.
	Mr. Jackson has a Bachelor of Science in Engineering from the University of Calgary.

Paul L. Joskow Brookline, Massachusetts, U.S.A.	57	2004	5,000	5,000	3,959	0

Independent
Professor, Department of Economics, Massachusetts Institute of Technology (MIT) (education). Mr. Joskow is the Director of the MIT Center for Energy and Environmental Policy Research and was formerly Head of MIT Department of Economics. He has worked in the economics field as an educator, researcher and consultant since 1972 and held various positions at Harvard University, Stanford University and Yale University. He is President of the Yale University Council and was on the Board of Directors of the Whitehead Institute of Biological Research until February 1, 2005.
	Mr. Joskow has a Bachelors of Arts with Distinction in Economics from Cornell University, a Masters of Philosophy in Economics from Yale University, and Ph.D. in Economics from Yale University.

8    TRANSCANADA CORPORATION

Harold N. Kvisle, P. Eng. Calgary, Alberta, Canada	52	2001	557,881(3)(9)	554,484(3)(9)	0	0

Non-Independent
President and Chief Executive Officer, TransCanada since May 2003, and TCPL since May 2001. Executive Vice-President, Trading and Business Development, TCPL, from June 2000 to April 2001. Senior Vice-President, Trading and Business Development, TCPL, from April 2000 to June 2000. Senior Vice-President and President, Energy Operations, TCPL, from September 1999 to April 2000. Mr. Kvisle was formerly President of Fletcher Challenge Energy Canada Inc. (oil and gas). He has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. He held engineering, finance and management positions with Dome Petroleum, is past Chair of the Interstate Natural Gas Association of America (INGAA) and is Chair of Mount Royal College.
	Mr. Kvisle has a Bachelor of Science in Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary.

David P. O'Brien Calgary, Alberta, Canada	63	2001	10,000	10,000	12,401	8,052

Independent
Chairman, EnCana Corporation since April 2002 (oil and gas) and Chairman, Royal Bank of Canada (banking) since February 2004. Mr. O'Brien was formerly Chairman and Chief Executive Officer, PanCanadian Energy Corporation (oil and gas) from October 2001 to April 2002 and Chairman, President and Chief Executive Officer, Canadian Pacific Limited (energy, transportation and hotels) from May 1996 to October 2001. He worked in the legal profession from 1967 to 1977, and in the oil and gas industry since 1978 and held senior executive positions at Petro-Canada.
	Mr. O'Brien has a Bachelor of Arts with Honours in Economics from Loyola College and a Bachelor of Civil Law from McGill University. He also has an Honourary Bachelor of Applied Business and Entrepreneurship (International) from Mount Royal College and an Honourary Doctorate of Civil Law from Bishops University.

Harry G. Schaefer, F.C.A. Calgary, Alberta, Canada	68	1987	28,916(10)	28,216(10)	13,052	9,610

Independent
President, Schaefer & Associates (business advisory services). Vice-Chairman of the Board, TransCanada, since 2003 and TCPL since 1998. Mr. Schaefer was formerly Chairman of Crestar Energy Inc. (oil and gas), from May 1996 to November 2000. He has worked in the utilities industry since 1963 and held senior executive positions with TransAlta Utilities Corporation. He is Chairman of the Alberta Chapter, Institute of Corporate Directors.
	Mr. Schaefer has a Bachelor of Commerce from the University of Alberta and is a Chartered Accountant and a Fellow of the Canadian Institute of Chartered Accountants.

TRANSCANADA CORPORATION    9

W. Thomas Stephens Boise, Idaho, U.S.A.	62	1999	2,000	2,000	24,721	20,800

Independent
Chairman and Chief Executive Officer, Boise Cascade LLC since November 2004. Mr. Stephens was formerly the Chief Executive Officer of MacMillan Bloedel Limited (forest products), from October 1997 to October 1999 and the Chairman and Chief Executive Officer of Johns Manville Corporation (building materials) from 1986 to 1996. He has worked in the forestry and building materials industry since 1956.
Mr. Stephens has a Master of Science in Industrial Engineering from the University of Arkansas.

        Notes:

  (1)
  With the exception of Messrs. Benson, Joskow and Stephens, who are U.S. residents, all nominees are Canadian residents.

  (2)
  The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of TransCanada, has been furnished by each of the nominees. Except as indicated in these notes, the nominees have sole voting and dispositive power with respect to the securities listed above. As to each class of shares of TransCanada, its subsidiaries and affiliates, the percentage of outstanding shares beneficially owned by any one director or nominee or by all directors and officers of TransCanada as a group does not exceed 1% of the class outstanding.

  (3)
  Securities owned, controlled or directed include common shares that certain of the directors have a right to acquire through the exercise of stock options that are vested under the Stock Option Plan, which plan is described elsewhere in this Proxy Circular. Directors as such do not participate in the Stock Option Plan. Mr. Kvisle, as an employee of TransCanada, has the right to acquire 516,667 common shares under vested stock options, which amount is included in this column. Mr. Baldwin, while occupying the position of President and Chief Executive Officer of TCPL, was granted options entitling him to acquire 200,000 common shares under vested stock options, which amount is included in this column.

  (4)
  The value of a deferred share unit is tied to the value of TransCanada's common shares. A deferred share unit is a bookkeeping entry, equivalent to the value of a TransCanada common share, and does not entitle the holder to voting or other shareholder rights, other than the accrual of additional deferred share units for the value of dividends. A director cannot redeem deferred share units until the director ceases to be a member of the Board. Canadian directors can then redeem their units for cash or shares while U.S. directors can only redeem their units for cash.

  (5)
  The shares listed also include 100 Cumulative Redeemable First Preferred Shares, Series U and 500 Cumulative Redeemable First Preferred Shares, Series Y of TCPL, and 2,000 units of TransCanada Power, L.P.

  (6)
  The shares listed include 1,000 units of TransCanada Power, L.P.

  (7)
  The shares listed include 2,500 shares held by Mr. Hawkins' wife.

  (8)
  The shares listed include 5,000 units of TransCanada Power, L.P. and 8,000 common shares held by Mr. Jackson's wife.

  (9)
  Mr. Kvisle, as an employee of TransCanada, participates in the Employee Stock Savings Plan which is described elsewhere in this Proxy Circular; his holdings in this plan and 1,000 units of TransCanada Power, L.P. are included in this column.

  (10)
  The shares listed include 700 common shares held by Mr. Schaefer's wife and 5,500 common shares held by a company controlled by Mr. Schaefer's wife. Mr. Schaefer disclaims beneficial ownership of such shares.

  Messrs. R.F. Haskayne and J.R. Paul will retire from the Board effective April 29, 2005. Management and the Board acknowledge with gratitude the valuable contributions of Mr. Haskayne as Chairman of the Board of TransCanada since 2003, of TCPL since 1998, and of NOVA Corporation since 1991. Management and the Board also acknowledge with gratitude the valuable contributions of Mr. Paul over the past nine years to the TransCanada and TCPL boards of directors. Mr. K.E. Benson has been named as a new nominee for election.

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Nominees' Directorships and Committee Memberships in Other Public Entities

Director	Public Entity	Committee Memberships
D.D. Baldwin	Citadel Group of Funds	Audit
	Resolute Energy Inc.	Audit Governance & Compensation (Chair)
	Talisman Energy Inc.	Executive (Chair) Governance & Nominating Management Succession & Compensation Reserves
	UTS Energy Corporation	Lead Director (Chair) Governance & Compensation
K.E. Benson	Laidlaw International Inc.	—
	Manulife Financial Corporation	Audit and Risk Management
W.K. Dobson	MDS Inc.	Human Resources
	The Toronto-Dominion Bank	Corporate Governance
P. Gauthier	Metro Inc.	Audit Human Resources
	Rothmans Inc.	Audit Corporate Governance (Chair) Human Resources and Pension
	Royal Bank of Canada	Corporate Governance
	The Royal Trust Company	Compliance
	The Royal Trust Corporation of Canada	Compliance
K.L. Hawkins	Cargill Limited	—
	Hudson's Bay Company	Executive Governance Human Resources (Chair)
	NOVA Chemicals Corporation	Audit (Chair) Human Resources
	Shell Canada Limited	Audit (Chair) Governance Reserve
S.B. Jackson	Deer Creek Energy Limited	Human Resources & Governance (Chair) Technical
	Resolute Energy Inc.	Corporate Advisory Human Resources & Governance Technical
	Nexen Inc.	Audit Compensation Safety Environment & Social Responsibility (Chair) Reserves

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P.L. Joskow	National Grid Transco PLC	Audit Finance (Chair)
	Putnam Mutual Funds	Audit (Chair) Executive Customer Service Distributions Investment Oversight
H.N. Kvisle(1)	Bank of Montreal	Human Resources and Management Compensation
	Norske Skog Canada Limited	Audit
	PrimeWest Energy Inc.	Operations and Reserves Compensation
D.P. O'Brien	EnCana Corporation	Nominating & Corporate Governance (Chair) Non-voting member of all other committees
	Fairmont Hotels & Resorts Inc.	Corporate Governance & Nominating Management Resources & Compensation
	Inco Limited	Corporate Governance & Nominating Human Resources & Compensation (Chair)
	Molson Coors Brewing Company	Audit
	Royal Bank of Canada	Corporate Governance & Public Policy (Chair) Human Resources
H.G. Schaefer	Agrium Inc.	Audit (Chair) Corporate Governance & Nominating
	Fording Canadian Coal Trust	Audit (Chair) Governance & Human Resources
W.T. Stephens	Boise Cascade LLC	—
	Putnam Mutual Funds	Audit

        Notes:

  (1)
  Mr. Kvisle will not stand for re-election as a director of Norske Skog Canada Limited at its April 27, 2005 annual meeting. He was elected to the Board of the Bank of Montreal on February 22, 2005.

Directors' Attendance at Meetings

  The following tables summarize the meetings of the Board and its committees held for the twelve-month period ending December 31, 2004, and the attendance of individual directors of TransCanada at such meetings. Directors are expected to attend all meetings and each director generally attends all meetings, subject to occasional scheduling conflicts.

Type of Meeting Held	Number of Meetings
Board (8 regularly scheduled and 3 special)	11
Audit	6
Health, Safety and Environment	4
Human Resources (4 regularly scheduled and 1 special)	5
Governance	2

12    TRANSCANADA CORPORATION

Director	Board Meetings Attended	Committee Meetings Attended
D.D. Baldwin	9 of 11	7 of 8
W.K. Dobson	9 of 11	7 of 7
P. Gauthier	11 of 11	9 of 10
R.F. Haskayne	11 of 11	17 of 17
K.L. Hawkins	10 of 11	10 of 10
S.B. Jackson	11 of 11	11 of 11
P.L. Joskow (elected April 23, 2004)	5 of 7	4 of 4
H.N. Kvisle	11 of 11	17 of 17
D.P. O'Brien	9 of 11	6 of 7
J.R. Paul	10 of 11	6 of 7
H.G. Schaefer	11 of 11	8 of 8
W.T. Stephens	10 of 11	6 of 9
Average Total Attendance Rate	92%	93%
3.
Appointment of Auditors

  The Board recommends that KPMG LLP, Chartered Accountants, be appointed as TransCanada's auditors to hold office until the close of the next annual meeting and that the directors be authorized to fix their remuneration.

  The aggregate fees for professional services rendered by KPMG LLP for the TransCanada group of companies for the 2004 and 2003 fiscal years are shown in the table below:

	2004	2003
	Fees in millions of dollars
Audit Fees	$2.50	$1.80
Audit-Related Fees(1)	0.06	0.05
Tax Fees(2)	0.06	0.06
All Other Fees(3)	0.05	0.05

Total	$2.67	$1.96

        Notes:

  (1)
  Audit-Related Fees primarily relate to audits of company pension plans.

  (2)
  Tax Fees primarily relate to tax compliance and tax advice.

  (3)
  All Other Fees primarily relate to Sarbanes-Oxley Act of 2002 compliance work.

  Representatives of KPMG LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish and will respond to appropriate questions.

4.
Shareholder Proposals

  After reviewing TransCanada's proposed pension plan disclosure for Named Executive Officers, the Carpenters' Local 27 Pension Trust Fund withdrew their request to include a proposal on the matter.

  Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the management proxy circular for the 2006 annual meeting of holders of common shares must be received by the Corporate Secretary of TransCanada on or before the close of business on December 15, 2005.

TRANSCANADA CORPORATION    13

CORPORATE GOVERNANCE

Statement of Corporate Governance

  The Board and the members of TransCanada's management are committed to the highest standards of corporate governance. TransCanada is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange ("TSX"), the Canadian Securities Administrators ("CSA"), the New York Stock Exchange ("NYSE"), and by the U.S. Securities and Exchange Commission ("SEC") under its rules and those mandated by the United States Sarbanes-Oxley Act of 2002 ("SOX"). TransCanada's corporate governance practices comply with the TSX Company Manual Corporate Governance Guidelines (the "TSX Guidelines"), governance rules of the NYSE applicable to foreign issuers, and applicable requirements of the CSA and the SEC. As a non-U.S. company, TransCanada is not required to comply with most of the NYSE corporate governance listing standards; however, except as summarized on its website at www.transcanada.com, TransCanada's governance practices are in compliance with the NYSE standards. TransCanada is in compliance with the CSA's Multilateral Instrument 52-110 pertaining to audit committees, as proposed to be amended ("Canadian Audit Committee Rules"). TransCanada is also in substantial compliance with the proposed corporate governance guidelines and the proposed disclosure of corporate governance practice rules, both released for comment by the CSA on October 29, 2004 ("Proposed Canadian Governance Guidelines").

  Codes of Business Ethics

  TransCanada's principal objective in directing and managing its business and affairs is to enhance shareholder value. TransCanada believes that effective corporate governance improves corporate performance and benefits all shareholders. TransCanada also believes that director, management and employee honesty and integrity are vital factors in ensuring good corporate governance. To that end, TransCanada has adopted codes of business ethics for its directors, its employees and its President and Chief Executive Officer, Chief Financial Officer and Controller. TransCanada's codes of business ethics may be viewed on TransCanada's website at www.transcanada.com. There have been no departures from these codes in 2004. Compliance with TransCanada's various codes is monitored by the Audit Committee and reported to the Board.

  Compliance with TSX Governance Guidelines

  The "Statement of Corporate Governance Practices of TransCanada as Compared to the Current TSX Guidelines for Corporate Governance" is attached to this Proxy Circular as Schedule "A". It has been approved by the Governance Committee of the Board and by the Board as a whole. Additional information on TransCanada's Board of Directors and its committees is set forth below.

  Corporate Governance Guidelines

  The Board has formally adopted and published a set of Corporate Governance Guidelines, which affirm TransCanada's commitment to maintaining a high standard of corporate governance. The guidelines address the structure and composition of the board and its committees and also provide guidance to both the Board and management in clarifying their respective responsibilities. The Board's strengths include: an unrelated and independent, non-executive Chair; well informed and experienced directors who ensure that standards exist to promote ethical behaviour throughout TransCanada; effective board size; director share ownership requirements; and annual assessment of board, committee and individual director effectiveness. TransCanada's Corporate Governance Guidelines are available on TransCanada's website at www.transcanada.com.

  Board Charter

  The Board discharges its responsibilities directly and through committees. At regularly scheduled meetings, members of the Board and management discuss a broad range of issues relevant to TransCanada's strategy and business interests and the Board is responsible for the approval of TransCanada's Strategic Plan. In addition, the Board receives reports from management on TransCanada's operational and financial

14    TRANSCANADA CORPORATION

  performance. The Board had eight scheduled meetings in 2004. Unscheduled meetings are held from time to time as required; there were three unscheduled meetings of the Board in 2004.

  The Board has formally adopted and published a written charter which acknowledges responsibility for the stewardship of TransCanada. The charter addresses Board composition and organization, and the Board's duties and responsibilities for managing the affairs of TransCanada and its oversight responsibilities with respect to: management and human resources; strategy and planning; financial and corporate issues; business and risk management; policies and procedures; compliance reporting and corporate communications; and general legal obligations of TransCanada. The charter is available on TransCanada's website at www.transcanada.com and is attached to this Proxy Circular as Schedule "B".

  The Board also closely oversees any potential conflicts of interest between the company and its affiliates, TC PipeLines, LP and TransCanada Power, L.P., two public limited partnerships.

  Board, Committee and Individual Director Assessment

  The Governance Committee reports to the Board annually on the evaluation of the performance of the Board, each of its committees, and each individual director, based on the results of the directors' annual self-assessment questionnaire. In addition, formal interviews are undertaken annually by the Chair (based on the results of the questionnaire and TransCanada's Individual Board Member's Terms of Reference) with each member of the Board and with each member of the executive leadership of TransCanada. The performance of the Chair is annually evaluated against his terms of reference by the Chair of the Governance Committee by means of formal interviews with each of the directors.

  Independence of Directors

  The Board is currently comprised of 12 directors, of whom 11 were determined by the Board in 2004 to be unrelated and independent directors. Eleven nominees are being put forward for election at the Meeting, 10 of whom have been determined by the Board to be unrelated and independent. The Board annually determines the unrelated and independent status of each of its members and each nominee for election, based on a written set of criteria developed in accordance with the definition of "unrelated director" in the TSX Guidelines and the meaning of "independent" in the Canadian Audit Committee Rules and the Proposed Canadian Governance Guidelines. The independence criteria also conform with the applicable rules of the SEC, the NYSE and those set out under SOX. The Board has determined that none of the nominees for director, with the exception of Mr. Kvisle, have a direct or indirect material relationship with TransCanada that could interfere with their ability to act in the best interests of TransCanada. Please see Schedule "A" to this Proxy Circular, Guideline 3, for more information on the criteria used to determine independence.

  In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director absents his or herself from the meeting during the consideration of the matter, and does not vote on the matter.

  Financial Literacy of Directors

  The Board has determined that all directors are financially literate. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by TransCanada's financial statements.

  Description of Board Committees and their Charters

  The Board has four standing committees: the Audit Committee; the Governance Committee; the Health, Safety and Environment Committee; and the Human Resources Committee. The Board does not have an Executive Committee. Committees are composed entirely of unrelated and independent directors.

  Each of the committees has a charter; each charter is available on SEDAR at www.sedar.com and is also published on TransCanada's website at www.transcanada.com.

TRANSCANADA CORPORATION    15

  Audit Committee

  Chair:    H.G. Schaefer, F.C.A.
   Members:    D.D. Baldwin, P. Gauthier, S.B. Jackson, P.L. Joskow

  This committee is comprised of five unrelated and independent directors and is mandated to assist the Board in monitoring, among other things, the integrity of the financial statements of TransCanada, the compliance by TransCanada with legal and regulatory requirements, and the independence and performance of TransCanada's internal and external auditors. The committee is also mandated to review and recommend to the Board approval of TransCanada's audited annual and unaudited interim consolidated financial statements and related management discussion and analysis, and selected corporate disclosure documents including the annual information form, all prospectuses, other offering memoranda, and any financial statements required by regulatory authorities, before they are released to the public or filed with the appropriate regulatory authorities. In addition, the committee reviews and recommends to the Board the appointment and compensation of the external auditor, oversees the accounting, financial reporting, control and audit functions, and recommends funding of the Canadian pension plans.

  Audit committee information as required under Canadian Audit Committee Rules is contained in TransCanada's Annual Information Form for the year ending December 31, 2004 in the section "Corporate Governance — Audit Committee". Audit committee information includes the charter, committee composition, relevant education and experience of each member, reliance on exemptions, financial literacy of each member, committee oversight, if any, pre-approval policies and procedures, and external auditor service fees by category. The Annual Information Form is available on SEDAR at www.sedar.com and is published on TransCanada's website at www.transcanada.com.

  The committee oversees the operation of an anonymous and confidential toll free telephone number for employees, contractors and the public to call with respect to perceived accounting irregularities and ethical violations, and has set up a procedure for the receipt, retention, treatment and regular review of any such reported activities. This telephone number is published on TransCanada's website at www.transcanada.com, on its intranet for employees and in the company's Annual Report to shareholders.

  The committee reviews the audit plans of the internal and external auditors and meets with them at the time of each committee meeting, in each case both with and without the presence of management. The committee annually receives and reviews the external auditor's formal written statement of independence delineating all relationships between itself and TransCanada and its report on recommendations to management regarding internal controls and procedures, and ensures the rotation of the lead audit partner having primary responsibility for the audit as required by law. The committee pre-approves all audit services and all permitted non-audit services. In addition, the committee discusses with management TransCanada's material financial risk exposures and the actions management has taken to monitor and control such exposures, reviews the internal control procedures to oversee their effectiveness, monitors compliance with TransCanada's policies and codes of business ethics, and reports on these matters to the Board. The committee reviews and approves the investment objectives and choice of investment managers for the Canadian pension plans and considers and approves any changes to those plans relating to financial matters.

  The committee has authority to retain advisors to assist it in the discharge of its responsibilities. The committee also reviews its charter at least annually and, as required, recommends changes to the Governance Committee and to the Board. The committee's performance is reviewed annually by the Board. There were six meetings of the committee in 2004.

  Governance Committee

  Chair:    W.K. Dobson
   Members:    P.L. Joskow, D.P. O'Brien, J.R. Paul, H.G. Schaefer

  This committee is comprised of five unrelated and independent directors and is mandated to enhance TransCanada's governance through a continuing assessment of TransCanada's approach to corporate governance. The committee is also mandated to identify qualified individuals to become board members, to

16    TRANSCANADA CORPORATION

  recommend to the Board nominees for election as directors at each annual meeting of shareholders and to annually recommend to the Board placement of directors on committees. The committee annually reviews the independence and unrelated status of each director in accordance with written criteria described above, in order to provide the Board with guidance for its annual determination of director independence associated with the placement of committee members.

  The committee reviews and reports to the Board on the performance of individual directors, the Board as a whole and each of the committees, in conjunction with the Chair. As noted elsewhere in this Proxy Circular, the committee also monitors the relationship between management and the Board, and reviews TransCanada's structures to ensure that the Board is able to function independently of management. The committee chair annually reviews the performance of the Chair of the Board. The committee is also responsible for an annual review of director compensation and for the administration of the Share Unit Plan for Non-Employee Directors (1998), including the granting of units under the plan.

  The committee has the authority to retain advisors to assist it in the discharge of its responsibilities. The committee reviews its charter at least annually and, as required, recommends changes to the Board. The committee's performance is reviewed annually by the Board. There were two meetings of the committee in 2004.

  Human Resources Committee

  Chair:    K.L. Hawkins
   Members:    W.K. Dobson, S.B. Jackson, D.P. O'Brien, W.T. Stephens

  This committee is comprised of five unrelated and independent directors and is mandated to review the company's human resources policies and plans, monitor succession planning, and to assess the performance of the President and Chief Executive Officer and other senior officers of TransCanada and its major subsidiaries against set objectives. The committee approves the salary and other remuneration to be awarded to senior executive officers of TransCanada and its major subsidiaries. A report on senior management development and succession is prepared annually for presentation to the Board. The committee reports to the Board with recommendations on the remuneration package for the President and Chief Executive Officer. The committee approves executive compensation plans and approves any major changes to TransCanada's compensation and benefit plans. The committee considers and approves any changes to TransCanada's Canadian pension plans relating to benefits aspects of these plans. The committee administers and monitors the Executive Share Unit Plan, the Restricted Share Unit Plan, the Stock Option Plan and the Performance Unit Plan.

  The committee has the authority to retain advisors to assist it in the discharge of its responsibilities. The committee reviews its charter at least annually and, as required, recommends changes to the Governance Committee and the Board. The committee's performance is reviewed annually by the Board. There were five meetings of the committee in 2004.

  Health, Safety and Environment Committee

  Chair:    D.D. Baldwin
   Members:    P. Gauthier, K.L. Hawkins, W.T. Stephens, J.R. Paul

  This committee is comprised of five unrelated and independent directors and is mandated to monitor the health, safety and environmental practices and procedures of TransCanada and its subsidiaries for compliance with applicable legislation, conformity with industry standards and prevention or mitigation of losses. The committee also considers whether the implementation of TransCanada's policies related to health, safety and environmental matters are effective. The committee reviews reports and, when appropriate, makes recommendations to the Board on TransCanada's policies and procedures related to health, safety and the environment. This committee meets separately with officers of TransCanada and its business units who have responsibility for these matters and reports to the Board on such meetings.

  The committee has the authority to retain advisors to assist it in the discharge of its responsibilities. The committee reviews its charter at least annually and, as required, recommends changes to the Governance

TRANSCANADA CORPORATION    17

  Committee and the Board. The committee's performance is reviewed annually by the Board. There were four meetings of the committee in 2004.

  Chair's Participation in Committees

  Mr. Haskayne, the Chair of the Board, and Mr. Jackson, who has been designated to succeed Mr. Haskayne as Chair, are unrelated and independent directors. The Chair is appointed by the Board and serves in a non-executive capacity. The Chair is a non-voting member of all committees of the Board. Mr. Haskayne will retire at the end of the 2005 Annual Meeting.

Compensation of Directors

  TransCanada's directors also serve as directors of TCPL. An aggregate fee is paid for serving on the Boards of TransCanada and TCPL. Since TransCanada does not hold any assets directly other than the common shares of TCPL, all directors' costs are assumed by TCPL according to a management services agreement between the two companies. The meetings of the Boards and committees of TransCanada and TCPL run concurrently.

Minimum Share Ownership Guidelines

  The Board believes that directors can more effectively represent the interests of shareholders if they have a significant investment in the common shares of TransCanada, or their economic equivalent. As a result, TransCanada requires each director to acquire and hold a minimum number of common shares or their economic equivalent equal in value to five times the director's annual cash retainer fee. Directors have a maximum of five years to reach this level of ownership. The level of ownership can be achieved by direct purchase of common shares, by participation in the TransCanada Dividend Reinvestment Plan or by means of directing cash retainer fees into, or otherwise acquiring units under, the Share Unit Plan for Non-Employee Directors (1998) (the "DSU Plan"), described elsewhere in this Proxy Circular.

  All current directors have achieved the minimum share ownership. The table of nominee directors shows how many common shares and DSUs each director holds in TransCanada for 2004 and 2005. There is share ownership at risk for each director. The value of the retainer fee paid in DSUs may decrease over time if the value of a common share falls below its value at the time the DSU was credited to the director's account.

Board and Committee Remuneration

  TransCanada's director compensation practices are designed to reflect the size and complexity of TransCanada and to reinforce the emphasis TransCanada places on shareholder value by linking a portion of directors' compensation to the value of common shares. The market competitiveness of director compensation is assessed against the Comparator Group (as defined in the Report on Executive Compensation below) and a general industry sample of Canadian companies of similar size and scope to TransCanada.

  For the financial year ended December 31, 2004, each director who was not an employee of TransCanada, other than the Chair, was paid in quarterly instalments in arrears as follows:

Retainer fee(1)	$27,000 per annum
Committee retainer fee	$3,000 per annum
Committee Chair retainer fee	$4,000 per annum
Board and Committee attendance fee	$1,500 per meeting
Committee Chair attendance fee	$1,500 per meeting

        Note:

  (1)
  For 2005 the retainer fee has been raised to $30,000 per annum.

  The Chair, who was paid none of the directors' fees outlined above, was paid a retainer fee of $300,000 per annum in respect of his duties as Chair, $3,000 per chaired board meeting, and was reimbursed for certain

18    TRANSCANADA CORPORATION

  office and other expenses. The Vice-Chair was paid a retainer fee of $12,000 per annum in respect of his duties as Vice-Chair, in addition to his other director's fees as outlined above. Each committee chair is paid a per diem fee for time spent on meetings outside of the committee meetings. Additionally, directors other than the Chair and the President and Chief Executive Officer receive, in respect of their service as directors, an annual grant of units under the DSU Plan. See "Share Unit Plan for Non-Employee Directors". Fees are paid quarterly and are pro-rated from the date of the director's appointment to the Board and the relevant committees.

  TransCanada pays a travel fee of $1,500 per meeting for which round trip travel time exceeds three hours, and reimburses the directors for out-of-pocket expenses incurred in attending such meetings. Directors who are U.S. residents are paid the same amounts as outlined above in U.S. dollars.

Cash Fees Paid to Directors in 2004(1)

  The total fees paid to the directors in 2004 were $1,064,840. The following table sets out for each non-employee director the total fees paid. See "Share Unit Plan for Non-Employee Directors" for DSUs granted as additional directors' compensation.

  Directors generally direct their retainer fee to be paid in DSUs until the minimum share ownership guideline is reached, and are always entitled to direct their retainer fee to be paid in DSUs. All directors hold the minimum number of common shares or DSUs. In 2004, Paule Gauthier, Kerry Hawkins and David O'Brien received their retainer fees in DSUs. In a year that a director chooses to receive the retainer fee in DSUs, 100% of the retainer fee must be credited as DSUs. The retainer fee in 2004 was $27,000.

Name	Retainer Fee	Committee Retainer Fee	Committee Chair Retainer Fee	Board Attendance Fee	Committee Attendance Fee	Travel Fee	Total Fees Paid
Douglas Baldwin(2)	$27,000	$6,000	$4,000	$13,500	$15,000	$1,500	$67,000
Wendy Dobson(2)	27,000	6,000	4,000	13,500	13,500	9,000	73,000
Paule Gauthier	27,000	6,000	N/A	16,500	13,500	7,500	70,500
Richard Haskayne(3)	336,000	N/A	N/A	N/A	N/A	1,500	337,500
Kerry Hawkins(2)	27,000	6,000	4,000	15,000	21,000	9,000	82,000
Barry Jackson	27,000	6,000	N/A	16,500	16,500	1,500	67,500
Paul L. Joskow(4)	20,250	4,500	N/A	7,500	6,000	4,500	42,750
David O'Brien	27,000	6,000	N/A	13,500	9,000	N/A	55,500
James Paul(4)	27,000	6,000	N/A	15,000	9,000	9,000	66,000
Harry Schaefer(2)(5)	39,000	6,000	20,090	16,500	21,000	1,500	104,090
W. Thomas Stephens(4)	27,000	6,000	N/A	15,000	9,000	7,500	64,500
Joseph Thompson	13,500	3,000	N/A	6,000	7,500	4,500	34,500

        Notes:

  (1)
  Fees are aggregate amounts respecting duties performed on both TransCanada and TCPL boards.

  (2)
  The Committee Chair Retainer Fee amount includes per diem fees paid in addition to the Committee Retainer Fee in respect of duties performed and meetings held in preparation for committee meetings.

  (3)
  The Retainer Fee amount includes the fee of $3,000 in respect of each Board meeting chaired.

  (4)
  U.S. directors are paid these dollar amounts in U.S. dollars.

  (5)
  The Retainer Fee amount includes the fee of $12,000 in respect of duties performed as Vice-Chair.

Share Unit Plan for Non-Employee Directors

  The Share Unit Plan for Non-Employee Directors (1998) was established in 1998 and was amended and restated in October 2000. The DSU Plan allows eligible Board members, on a quarterly basis, to direct their annual directors' retainer fee or, at the discretion of the Governance Committee, other board-related fees, to acquire units representing the right to acquire common shares or their cash equivalent. The DSU Plan also allows the Governance Committee to grant units as additional directors' compensation. In September 2004, a grant of 3,000 DSUs was made to each director other than the Chair and the President and Chief Executive Officer.

TRANSCANADA CORPORATION    19

  Initially the value of a DSU is equal to the market value of a common share at the time the directors are credited with the units. Thus each grant of 3,000 DSUs in September 2004 had an initial cash value of approximately $83,940. The value of a DSU, when redeemed, is equivalent to the market value of a common share at the time the redemption takes place. In addition, at the time dividends are declared on the common shares each DSU accrues an amount equal to such dividends, which amount is then reinvested in additional DSUs at a price equal to the then market value of a common share. DSUs cannot be redeemed until the director ceases to be a member of the Board. Canadian directors may redeem for cash or shares at their option. U.S. directors may only redeem for cash.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Report on Executive Compensation

  The following is the Human Resources Committee (the "Committee") report on executive compensation, which covers all executives whose compensation is reviewed by the Committee, including the executives referred to as the Named Executive Officers in the section entitled "Executive Compensation Information" below.

Composition of the Human Resources Committee

  The Committee is composed of five directors, K.L. Hawkins (Chair), W.K. Dobson, S.B. Jackson, D.P. O'Brien and W.T. Stephens, all of whom are unrelated and independent as required by securities regulations. None of these individuals has ever been an officer or employee of TransCanada or any of its subsidiaries. None of TransCanada's current executive officers has served as a member of the compensation committee or as a director of any other entity in respect of which any of the members of the Committee or any of the other directors of TransCanada is an executive officer. S.B. Jackson joined the Committee in 2004 as a replacement for J.D. Thompson who retired from the Board in April 2004. The Committee reports to the Board on all material matters considered, recommended or approved by the Committee.

  For further information on the composition and mandate of the Committee please refer to "Corporate Governance — Statement of Corporate Governance — Human Resources Committee". For further information on the independence of the Committee members please refer to "Corporate Governance — Statement of Corporate Governance — Independence of Directors".

Independent Advice

  The Committee engages its own consultants and legal advisors, independent of those used by management, to gather information and deliver opinions and advice on various subjects including the compensation practices of TransCanada versus the market, securities law and governance practices.

Executive Compensation Structure and Policies

Compensation Philosophy

  The design of TransCanada's executive compensation program is based on a compensation philosophy that:

  •
  supports employee attraction, engagement and retention;

  •
  is competitive with the external compensation market;

  •
  aligns executive interests with shareholders and customers; and

  •
  rewards accomplishments through "pay-for-performance".

  The executive compensation program specifically provides for Total Direct Compensation ("TDC") which is a combination of base salary and performance-based incentives that reflects business achievement, fulfillment of individual objectives and overall job performance. The Committee approves all remuneration to be awarded through the executive compensation program. TransCanada will continue to monitor market conditions and adapt its executive compensation program to ensure it remains competitive and aligned with TransCanada's compensation philosophy.

20    TRANSCANADA CORPORATION

Determining Individual Executive Compensation

Market Competitiveness:

  When determining the level of individual executive compensation, the Committee considers market compensation data provided by external compensation consultants. This data consists of summary compensation information from selected Canadian-based companies. These companies are generally head offices or subsidiary offices of similar size and scope to TransCanada, and represent the market where TransCanada may compete for talent (the "Comparator Group").

  The membership of the Comparator Group is reviewed annually by the Committee for its business relevance to TransCanada. An overview of the characteristics of the 2004 Comparator Group, as compared to TransCanada, is provided in the following table:

	TransCanada	2004 Comparator Group
Industry	North American Pipelines, Power	Canadian Oil and Gas, Pipelines, Power, Utilities
Location	Calgary	Principally Alberta
		Median	75th Percentile
Revenue(1)	$ 5.4 billion	$ 4.7 billion	$ 6.3 billion
Market Capitalization(2)	$12.9 billion	$12.2 billion	$17.8 billion
Assets(1)	$20.5 billion	$10.2 billion	$12.7 billion
Employees(3)	Approximately 2,500	2,367	3,982

        Notes:

  (1)
  Revenue and Assets statistics reflect 2003 information.

  (2)
  Market Capitalization is calculated as at July 31, 2004.

  (3)
  Number of employees is reported as of April 1, 2004.

Pay for Performance:

  The Committee considers actual performance and results achieved against annual business and individual performance objectives. The compensation an executive receives will vary in accordance with the following guidelines:

  •
  If actual performance meets objectives and is considered satisfactory, an executive's TDC is designed to be comparable to the median of the data from the Comparator Group;

  •
  If actual performance exceeds those objectives and is considered to be above satisfactory, an executive's TDC is designed to be competitive with above-median compensation levels of the market data for his or her role. The degree to which an executive is compensated over the median is relative to his or her performance level; or

  •
  If actual performance falls short of objectives and is considered to be below satisfactory, variable incentive awards in a given year may be positioned below market median levels, but fixed elements are held and not adjusted downward.

Pay Component Mix:

  The pay component mix of TDC is structured to place a significant portion of the executive's compensation at risk. Disclosure of the actual pay component mix for the Named Executive Officers is noted in the table below.

TRANSCANADA CORPORATION    21

Elements of Executive Compensation for 2004

  In 2004, the executive compensation program consisted of four direct compensation elements; base salary, short-term annual cash incentives, share units issued under the mid-term incentive plan and stock options issued as long-term incentives. The following table provides an overview of these elements:

Component of TDC	Type of Compensation	Average Mix(1) for NEOs(2)	Element	Form	Performance Period	Determination of Market Competitive Award

FIXED	Annual	30% of TDC	Base Salary	Cash	1 year	Match to similar roles in the Comparator Group plus individual performance sustained over a number of years

	Annual	28% of TDC	Short-term Incentive	Cash	1 year	Degree to which each executive's achievement against pre-established annual objectives contributed to annual corporate performance

VARIABLE	Longer-term	33% of TDC	Mid-term Incentive	Executive Share Units	Up to 3 years with vesting at end of period	Degree to which each executive's contribution and potential will be key to the success of TransCanada

		9% of TDC	Long-term Incentive	Stock Options	Vesting 33 1/3% each year for 3 years with a 7 year term	Degree to which each executive's contribution and potential will be key to the success of TransCanada

        Notes:

  (1)
  Mix is the relative emphasis placed on each pay element and is expressed as an average percentage of TDC for the five NEOs. The relative emphasis on specific forms of variable compensation for individual executives is aligned with the executive's ability to contribute to short, medium and long-term business achievement based on the Committee's assessment.

  (2)
  Named Executive Officers.

Overview of Executive Compensation Elements

Fixed Compensation — Base Salary

  Base salary provides a fixed level of income based on the market value of a role. In accordance with TransCanada's market-based compensation practices, all executive roles are individually matched to similar roles in the Comparator Group. Although reviewed annually, base salaries are not significantly adjusted upward year-over-year beyond what is required to maintain appropriate market positioning based on individual contribution and performance or to reflect a material change in an executive's responsibility.

Variable Compensation

  The Board has specifically moved away from formulaically driven variable/incentive compensation programs to programs based on sound judgement and discretion at the Committee and Board levels. The Board is of the view that formulas and weightings applied to forward-looking objectives may lead to unintended consequences for compensation purposes. This is often due to unforeseen events that are outside the scope of the compensation program. For this reason, there are no pre-established weightings applied to measures or numerical calculations used to determine payments for executives from TransCanada's performance-based variable compensation programs. The Board's comprehensive assessment of overall business performance of TransCanada, including company performance achievement

22    TRANSCANADA CORPORATION

  against stated objectives and business circumstances, provides the context for individual executive evaluations for short-term incentives, as well as the vesting of the medium-term incentive awards.

Short-term Incentives

  Short-term incentives are awarded through the annual Incentive Compensation ("IC") program. The IC program provides for annual cash payments based on individual performance measured against pre-established annual business and individual objectives, within the context of overall corporate performance. The awards are provided under the following guidelines:

If actual performance is viewed as...	-->	Then...
Below satisfactory	-->	payments are below median market incentive levels
Satisfactory	-->	payments align with median market incentive levels
Above satisfactory	-->	payments may be in excess of the median market incentive levels

  Annual corporate performance provides the baseline from which individual assessments are made. In years where corporate performance meets or exceeds objectives, the foundation for award considerations will generally be, on aggregate, above median market incentive levels. Conversely, if corporate performance is less than satisfactory, award considerations for executives will be tempered accordingly.

  The actual incentive awards for each executive are based on the Committee's subjective and discretionary assessment of the executive's proportional contribution to the corporate results based on his or her achievement against individual objectives. Payments from the IC program are made in the first quarter following the completion of the financial year.

  For 2004, TransCanada's stated objectives focused on the diligent and disciplined implementation of TransCanada's key strategies for growth and value creation. Examples of some of the measures used to assess performance in these areas are as follows:

Financial strength	•	Earnings per share
	•	Funds generated from operations
	•	Earnings before interest, taxes, depreciation and amortization
	•	The ability to be well prepared for the right transactions
Regulatory framework	•	Progress on work with regulators and customers to evolve the regulated business model
Grow and optimize core	•	Total shareholder return rolling average
operations	•	Invested capital
(Pipe and Power)	•	Earnings growth after three years of the capital being invested
Operational Excellence	•	Safety
	•	Costs
	•	Employee engagement
	•	Environment
	•	Asset performance
	•	Customer relationships

  To assess the results achieved against these objectives, the Board looks at both absolute performance and relative performance against specific comparators. The company is of the view that both relative and absolute measures are required to give a balanced perspective of achievement.

  In 2004, performance against these objectives delivered above satisfactory results in the areas of financial strength and growth, and significant progress on other objectives. The Board has therefore assessed that TransCanada met or exceeded the vast majority of stated performance objectives for 2004. On average, this achievement has resulted in above-median payments to executives under the IC program. The extent to

TRANSCANADA CORPORATION    23

  which an individual executive's payment is above median is related to his or her contribution to these business results as assessed by his or her own performance against specified objectives. The actual IC program payments awarded to the Named Executive Officers is noted in the "Summary Compensation Table" below.

Medium-term Incentives

  Medium-term incentives are awarded through the Executive Share Unit Plan (the "ESU Plan"). The purpose of this plan is to align a considerable portion of executives' compensation with longer-term performance objectives that support the interests of shareholders and customers. This plan has been in effect since 2003 and the company has made three grants under it. The awarding of annual grants and number of units granted to executives is based on delivering competitive TDC and is not dependent on the number, term or current value of other outstanding incentive awards previously granted to the individual.

  Under the ESU Plan, participants receive a provisional grant of units that are valued based on the price of TransCanada's common shares at the time of grant. Grants are subject to specific business performance conditions set by the Committee at the time of grant. Throughout the three year term of the grant, participant's accounts are credited with additional units for dividends declared and paid.

  At the end of the term, actual achievement will be compared with the performance objectives and participant unit totals will be adjusted based on this assessment. The resulting vested units will then be valued based on the price of TransCanada's common shares at the time of vesting and participants will receive a cash payment for their vested units.

  In 2004, participants received a grant of units that were valued based on the closing price of TransCanada's common shares on the Toronto Stock Exchange ("TSX") on the date of grant. The Committee established specific objectives for Threshold and Target performance levels, the achievement of which will adjust payouts as follows:

Performance Level		Unit Total Adjustment
Below Threshold	=	zero units vest; no payment is made
At Threshold	=	50% of units vest for payment
At or Above Target	=	100% of units vest for payment

  The performance criteria for the 2004 grant consisted of a combination of:

    1.
    TransCanada's absolute total shareholder return ("TSR");

    2.
    TransCanada's relative TSR as compared to specified companies with which TransCanada may compete for capital (the "ESU Peer Group"); and

    3.
    Corporate financial measures of earnings per share and funds generated from continuing operations.

  There are no pre-established weightings applied to these measures or numerical calculations used. The Committee will use its judgement and discretion to assess overall performance in light of the stated criteria and business circumstances surrounding the performance achievement.

  If the actual performance achievement is determined by the Committee to align at a point between Threshold and Target levels, the Committee will determine the number of units that vest on a pro rata basis. The amount paid to the participants will be based on the number of vested units and the weighted average closing price on the TSX during the five trading days immediately prior to and including the valuation date.

  For the purposes of executive compensation disclosure, the ESU Plan is reported as a long term incentive plan in this Proxy Circular.

Long-term Incentives

  Long-term incentives are awarded to executives through the Stock Option Plan. This plan aligns executives' interests with the longer-term growth and profitability of TransCanada, ultimately enhancing shareholder

24    TRANSCANADA CORPORATION

  value. Executives who participate benefit only if the market value of TransCanada's common shares at the time of option exercise is greater than the market value of such shares at the time of grant. The awarding of annual grants and number of options granted to executives is based on delivering competitive TDC and is not dependent on the number, term or current value of other outstanding incentive awards previously granted to the individual.

  The exercise price of an option is based on the price of a TransCanada common share as of the date of grant. The price is set as the higher of the closing price on the grant date or the weighted average closing price on the TSX during the five trading days immediately prior to the grant date. Options granted in 2004 vest 33 1/3% on each anniversary of the grant date for a period of three years. Vested options from this grant may be exercised until their expiry, which is seven years from the grant date.

Share Ownership Guidelines

  The Committee is of the opinion that senior executives should hold an interest in TransCanada in order to align their financial interests with those of shareholders. In January 2003, certain senior officers of the company were given guidelines to achieve an interest level that the Committee viewed as significant in relation to each senior executive's base salary. The specified executives have five years (until December 31, 2007) to meet the following guidelines:

President and Chief Executive Officer	3 times base salary
Executive Vice-Presidents	2 times base salary
Other Specified Senior Executives	1 times base salary

  In calculating their interest in TransCanada, these executives may include the value of shares owned and any outstanding units granted under the ESU Plan. As of December 31, 2004, all Named Executive Officers have met or exceeded these guidelines.

Changes to the Executive Compensation Program

ESU Plan

  As a continuous improvement initiative, a review of the ESU Plan design was undertaken in 2004 to further enhance its alignment to TransCanada's compensation principles. As a result of this review, fundamental changes have been approved by the Committee for implementation starting with the 2005 grant.

  The design changes are intended to provide more transparent and intuitive plan mechanics for participants while maintaining the delivery of competitive compensation. The key design changes included the expansion of the performance levels from two to three and the recalibration of performance requirements in light of the new structure.

	Below Threshold	Threshold	Target	Maximum
Previous Design	• Zero payout	• Requires stretch but achievable performance • 50% of granted units payout	• Very difficult stretch performance requirements • At Target = 100% granted units payout	• N/A

New Design	• Zero payout	• Requires acceptable and achievable performance • 50% of granted units payout	• Requires stretch but achievable performance • At Target = 100% granted units payout	• Very difficult stretch performance requirements • At Maximum = 150% granted units payout

TRANSCANADA CORPORATION    25

  With the previous design, there was a significant risk of grant forfeiture due to the difficulty of the performance requirements at both the Threshold and Target levels. Grants were made with higher nominal values in recognition of this significant risk. As a result of the design review, it was concluded that the previous structure of the ESU Plan failed to provide adequate performance motivation for participants. The new design provides for greater recognition of both satisfactory and excellent performance and does not require higher nominal value to deliver the same intended level of competitive compensation over the longer term.

  Starting with the 2005 grant, the share price used to value the units at the time of grant will reflect the weighted average closing price for TransCanada's common shares on the TSX for the five trading days prior to and including the grant date. Previously, the share price used to value the units was the closing price on the TSX on the grant date. The change was made to align the grant valuation process with the payout valuation process.

  For every annual grant under the ESU Plan, the Committee reviews and approves specific business performance conditions. For the 2005 grant, the performance requirements will be based on the same measures as those used for the 2004 grant (i.e., absolute and relative TSR plus corporate financial measures).

Stock Option Plan

  As a result of the introduction of the ESU Plan, the administrative changes noted below were made to the use of the Stock Option Plan in 2003. The implementation of these administrative changes did not require a Plan amendment.

	1995 to 2002 grants	2003 grants onward
Vesting:	• 25% on the grant date • 25% each year for the next three years	• 0% on the grant date • 33 1/3% each year for the next three years

Exercise Expiry:	• Ten years from grant	• Seven years from grant

Other awards made at the time of grant:	• Units from Performance Unit Plan • One unit for each Stock Option granted	• Units from ESU Plan • Number of units granted is not related to the number of Stock Options granted

  Starting in 2005, only executive-level employees participate in the Stock Option Plan.

Performance Unit Plan

  The Performance Unit Plan ("PUP") was established in 1995 and includes participants in the executive and management employee groups. In July 2002, the Committee amended the plan so that no further awards would be made under the PUP, but accruals on existing awards will continue until expiry of the last grants, in 2012.

  Until 2003, one PUP unit was granted in tandem with each option granted under the Stock Option Plan. Each unit is eligible for an annual cash accrual that is no greater than the value of dividends paid on one common share in the preceding financial year. The accrual is made if TransCanada's TSR is equal to or greater than that of other specified Canadian companies with which TransCanada competes for capital (the "PUP Peer Group"). The Committee has full discretion to award the full or a lesser value if TransCanada's absolute TSR is below that of the PUP Peer Group. For 2004, the Committee approved a cash accrual of $1.14 per PUP unit.

  The accrued dollar value vests three years after the grant date and is deemed to be automatically redeemed on the tenth anniversary of the grant date. A performance unit may be exercised for the dollar value accrued on the unit beginning on the third anniversary of the grant date.

26    TRANSCANADA CORPORATION

  At the time of exercise the market price of a common share plus the amount accrued on the unit must be equal to or greater than the market price of a common share on the grant date of the unit. Additionally, the option awarded in tandem with the unit must have been previously or concurrently exercised. However, if the underlying option is exercised before the PUP unit is vested, the PUP unit is forfeited.

Compensation of the Chief Executive Officer

  The components of Total Direct Compensation (TDC) for the Chief Executive Officer ("CEO") are the same as those for other executive officers of TransCanada, namely base salary, short-term incentive (from the IC program), medium-term incentive (from the ESU Plan) and long-term incentive (from the Stock Option Plan). Annually, the Committee makes recommendations to the Board regarding the CEO's compensation based on the same market-based, performance-related basis as for other executive officers. As with other executive officers, there are no pre-established weightings applied to the CEO's personal performance objectives or numerical calculations performed to determine his variable compensation payments.

Overview of Performance

  Mr. Kvisle is accountable for ensuring the stated corporate performance objectives are achieved and this forms the first of his personal objectives. As previously noted, the Board has reviewed TransCanada's financial and non-financial results, and assessed them as meeting or exceeding the vast majority of those objectives for 2004.

  In addition to ensuring the stated corporate objectives are achieved, Mr. Kvisle's 2004 individual objectives focused on delivering value-added support for key initiatives in the organization such as:

    •
    Northern development and key acquisitions;

    •
    Ensuring key management bench strength;

    •
    Building winning long-term relationships with key stakeholders;

    •
    Reinforcing operational excellence throughout the organization;

    •
    Ensuring a high level of ethical behaviour and good governance throughout the organization; and

    •
    Personal growth.

  The Committee assessed Mr. Kvisle's results and concluded that his performance exceeded expectations against individual objectives and made this recommendation to the Board.

  The Board is of the view that Mr. Kvisle's overall contribution to TransCanada's achievements and his performance against individual objectives in 2004 exceeded expectations, resulting in his TDC being positioned slightly below the top quartile TDC for similar roles in the Comparator Group. In its decision, the Board considered the achievement of the company and individual objectives (both financial and non financial) as well as significant economic, industrial and market circumstances that influenced the performance of TransCanada.

  Information on the incentive award decisions for Mr. Kvisle and the other Named Executive Officers made by the Committee and the Board in February 2005 can be found in the section entitled "Supplemental Disclosure of Compensation".

  This Report on Executive Compensation is submitted on behalf of the Human Resources Committee of the Board:

K.L. Hawkins (Chair) W.K. Dobson S.B. Jackson	D.P. O'Brien W.T. Stephens

TRANSCANADA CORPORATION    27

Performance Graph

  The following chart compares the five-year cumulative total shareholder return on the TransCanada (formerly TCPL) common shares to the S&P/TSX composite index (assuming reinvestment of dividends and considering a $100 investment on December 31, 1999 in common shares).

	Dec 31, 1999	Dec 31, 2000	Dec 31, 2001	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004	Compound Annual Growth

TransCanada	100	148.1	179.4	216.2	274.6	306.0	25.1%

TSX	100	107.4	93.9	82.2	104.2	119.3	3.6%

Compensation of Executive Officers of TCPL

  TransCanada's executive officers also serve as executive officers of TCPL. An aggregate remuneration is paid for serving as an executive officer of TransCanada and for service as an executive officer of TCPL. Since TransCanada does not hold any assets directly other than the common shares of TCPL, all executive officers' costs are assumed by TCPL according to a management services agreement between the two companies.

28    TRANSCANADA CORPORATION

Executive Compensation Information

Summary Compensation Table

  The following table outlines the summary of compensation earned in the 2004, 2003 and 2002 financial years by the President and Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers (the "Named Executive Officers"). Executive officers are included as Named Executive Officers based on base salary and annual incentive bonuses earned during the most recently completed financial year. Changes implemented in this table for 2005 reporting are outlined in Schedule "C", "Notable Changes to the Summary Compensation Table".

	Annual Compensation				Long-term Compensation
					Awards		Payouts
Name and Principal Position of the Named Executive Officers (a)	Year (b)	Salary(1) ($) (c)	Bonus(2) ($) (d)	Other Annual Compensation(3) ($) (e)	Securities Under Options Granted(4) (#) (f)	Shares or Units Subject to Resale Restriction ($) (g)	LTIP Payouts(5) ($) (h)	All Other Compensation(6)(7) ($) (i)

H.N. Kvisle President and Chief Executive Officer	2004 2003 2002	871,251 772,503 726,252	1,100,000 900,000 1,000,000	46,700 69,108 93,230	165,000 200,000 150,000	0 0 0	0 0 0	0 0 0

R.K. Girling Executive Vice-President, Corporate Development and Chief Financial Officer	2004 2003 2002	457,524 443,751 420,003	460,000 430,000 480,000	42,680 39,611 26,904	60,000 80,000 65,000	0 0 0	0 0 0	0 0 6,575

A.J. Pourbaix Executive Vice-President, Power	2004 2003 2002	407,505 382,506 322,500	450,000 430,000 480,000	61,462 51,638 14,790	60,000 80,000 65,000	0 0 0	0 0 0	0 0 6,575

R.J. Turner Executive Vice-President, Gas Transmission	2004 2003 2002	450,000 447,501 436,254	340,000 300,000 340,000	58,714 64,233 41,420	40,000 60,000 50,000	0 0 0	0 0 0	0 0 0

D.J. McConaghy Executive Vice-President, Gas Development	2004 2003 2002	355,002 337,506 322,500	330,000 400,000 310,000	40,024 43,595 56,043	60,000 60,000 45,000	0 0 0	0 0 0	0 0 0

        Notes:

  (1)
  Base salary is earned income during the financial year and reflects any changes in base pay rates that occurred during that time period. Any approved change to the base pay rate is effective April 1st of the financial year.

  (2)
  Amounts referred to in this table as "Bonus" are paid pursuant to TransCanada's Incentive Compensation program. See "Report on Executive Compensation — Short-term Incentives".

  (3)
  The amounts in this column include the value of salary paid in lieu of vacation. This column also includes amounts paid to the Named Executive Officers by way of flex benefit credits applied to the Employee Stock Savings Plan, and payments made to the Named Executive Officers by subsidiaries and affiliates of TransCanada (including directors' fees paid by affiliates and amounts paid for serving on management committees of partnerships in which TransCanada holds an interest), specifically: Mr. Girling — $21,000 and Mr. Pourbaix — $39,000 (directors' fees paid by an affiliate). The value of perquisites for each Named Executive Officer is less than the lesser of $50,000 and 10% of the Named Executive Officer's total annual salary and bonus and, as such, is not included in the amounts shown in this column.

  (4)
  This column shows the number of stock options awarded under the Stock Option Plan to each of the Named Executive Officers for each of the financial years noted. A similar number of performance units were granted in tandem in 2002 under the PUP, described in the section titled "Changes to the Executive Compensation Program — Performance Unit Plan".

TRANSCANADA CORPORATION    29

  (5)
  LTIP Payouts will represent the settlements for the vested and paid ESU Plan and PUP grants. There have been no payouts made to the Named Executive Officers from either plan to date. Please refer to the sections titled "Long-term Incentive Plan Awards", "Supplemental Disclosure of Compensation" and "Long-term Incentive Plan Grants Outstanding" for all past and present grant information pertaining to these plans.

  (6)
  For 2002, the amounts in this column include amounts contributed by TransCanada for the Named Executive Officers under the Defined Contribution Pension Plan. See the section titled, "Pension and Retirement Benefits" below.

  (7)
  Changes implemented for 2005 reporting are outlined in Schedule "C", "Notable Changes to the Summary Compensation Table".

Long-term Incentive Plan Awards

2004 Executive Share Unit Plan Grants

  The following table outlines the medium-term incentive grants made to the Named Executive Officers under the ESU Plan for the financial year ending December 31, 2004:

			Estimated Future Payouts Under Non-Securities-Price-Based Plans (units)(2)
Name (a)	Securities, Units or Other Rights(1) (#) (b)	Performance or Other Period Until Maturation or Payout (c)	Below Threshold (#)	Threshold (#) (d)	Target (#) (e)	Maximum (#) (f)

H.N. Kvisle	0 - 73,185	01-Jan-04 through 31-Dec-06	0	36,593	73,185	73,185

R.K. Girling	0 - 29,275	01-Jan-04 through 31-Dec-06	0	14,638	29,275	29,275

A.J. Pourbaix	0 - 26,140	01-Jan-04 through 31-Dec-06	0	13,070	26,140	26,140

R.J. Turner	0 - 21,540	01-Jan-04 through 31-Dec-06	0	10,770	21,540	21,540

D.J. McConaghy	0 - 23,005	01-Jan-04 through 31-Dec-06	0	11,503	23,005	23,005

        Notes:

  (1)
  This is the range of units under the ESU Plan that may be eligible to vest, not including units related to reinvested dividends. See "Report on Executive Compensation — Medium-term Incentives" for more information about the ESU Plan.

  (2)
  Does not include units related to reinvested dividends.

Stock Options Granted in 2004

  The following table outlines the stock options granted under the Stock Option Plan to each of the Named Executive Officers in February 2004.

Name	Date of Grant	Number of Common Shares Under Options Granted(1)	% of Total Options Granted to Employees in 2004	Exercise Price ($/common share)(2)	Market Value of Common Shares Underlying Options on the Date of Grant ($/common share)	Expiration Date

H.N. Kvisle	23-Feb-04	165,000	12.40	26.85	26.80	23-Feb-11

R.K. Girling	23-Feb-04	60,000	4.51	26.85	26.80	23-Feb-11

A.J. Pourbaix	23-Feb-04	60,000	4.51	26.85	26.80	23-Feb-11

R.J. Turner	23-Feb-04	40,000	3.01	26.85	26.80	23-Feb-11

D.J. McConaghy	23-Feb-04	60,000	4.51	26.85	26.80	23-Feb-11

        Notes:

  (1)
  On each anniversary date of the grant for a period of three years, one-third of these options vest and are exercisable.

  (2)
  The exercise price is equal to the higher of the closing price of common shares on the award date and the weighted average closing price of common shares on the TSX during the five trading days immediately prior to the award date of the options.

30    TRANSCANADA CORPORATION

Aggregate Option Exercises during 2004 and 2004 Year-End Option Values

  The following table outlines, for each of the Named Executive Officers:

  •
  The number of stock options, if any, exercised during the financial year ended December 31, 2004;

  •
  The aggregate value realized upon exercise;

  •
  The total number of unexercised options, if any; and

  •
  The value of unexercised "in-the-money" options at December 31, 2004.

			Unexercised Options at December 31, 2004 (#)		Value of Unexercised in-the-Money Options at December 31, 2004(1) ($)
	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable

H.N. Kvisle	0	0	516,667	335,833	5,715,152	1,796,623

R.K. Girling	235,162	2,404,055	75,417	129,583	607,240	711,410

A.J. Pourbaix	0	0	147,917	129,583	1,325,915	711,410

R.J. Turner	23,256	373,111	207,094	92,500	2,232,542	521,425

D.J. McConaghy	6,349	83,277	187,275	111,250	2,162,599	569,962

        Note:

  (1)
  The value of unexercised "in-the-money" options at the financial year end is the difference between the exercise price and the closing price of $29.80 per share of a common share on the TSX on December 31, 2004. The underlying options have not been and will not necessarily be exercised and the actual gains, if any, on exercise will depend on the value of common shares on the date of exercise.

Equity Compensation Plan Information

Stock Option Plan

  The Stock Option Plan is the only compensation plan under which equity securities of TransCanada have been authorized for issuance. Stock options may be granted to such employees of TransCanada as the Committee may from time to time determine. Starting in 2005, the Committee determined that only executive-level employees will participate in the plan. The following provides key information regarding the Stock Option Plan provisions:

  •
  The plan was first approved by shareholders in 1995;

  •
  There was an amendment approved by shareholders at TransCanada's annual and special meeting of shareholders held on April 23, 2004 to increase the number of shares issuable by 1,000,000;

  •
  A maximum of 26,000,000 of TransCanada's common shares may be issued under the plan. This represents 5.36% of common shares issued and outstanding as at March 1, 2005;

  •
  As at March 1, 2005, there were approximately 10,694,000 common shares issuable upon the exercise of outstanding stock options. This represents 2.2% of issued and outstanding common shares;

  •
  As at March 1, 2005, there were approximately 3,627,500 common shares remaining available for issuance. This represents 0.75% of issued and outstanding common shares;

  •
  As at March 1, 2005, approximately 11,678,500 common shares have been issued upon the exercise of stock options, representing 2.4% of issued and outstanding common shares; and

  •
  The exercise price for unexercised issued stock options ranges from $10.03 to $30.09, with expiry periods ranging from March 3, 2005 to February 28, 2012.

  Under the terms of the Stock Option Plan, the maximum number of common shares reserved for issuance as stock options to any one participant cannot exceed 5% of TransCanada's common shares then issued and outstanding. There are no restrictions on the number of stock options that may be granted to insiders, subject to the foregoing limitation. Stock options cannot be transferred or assigned by participants other than by will or by participants who for any reason are unable to manage their affairs.

TRANSCANADA CORPORATION    31

  Stock options granted in 2004 vest as to one-third on each anniversary of the grant date for a period of three years and have a seven year expiry date. The exercise price of a stock option is equal to the higher of the closing price of common shares on the award date and the weighted average closing price of common shares on the TSX during the five trading days immediately prior to the award date of the stock options. Administrative changes were made to the use of the Stock Option Plan in 2003 which did not require an amendment to the terms of the plan. More information on these changes is found in "Changes to the Executive Compensation Program — Stock Option Plan".

  Under the current terms of the Stock Option Plan, stock options expire on the earlier of:

  1.
  The third anniversary of the date of a participant's retirement;

  2.
  The first anniversary of the date of a participant's death; and

  3.
  The seven year anniversary of the date of grant.

  The following table outlines the action prescribed by the Stock Option Plan, following an employment event:

Employment Event		Action

Resignation	-->	The participant may exercise outstanding exercisable stock options no later than the last day of active employment, after which date all outstanding stock options are forfeited.

Termination without cause	-->	The participant may exercise outstanding exercisable stock options no later than the last day of the notice period, after which date all outstanding stock options are forfeited.

Termination for cause	-->	The participant may exercise outstanding exercisable stock options no later than 10 days after the last day of active employment, after which date all outstanding stock options are forfeited.

  The Committee has the power to amend or discontinue this plan at any time, provided, however, that any amendment which increases the number of common shares that may be issued under the plan must be approved by the shareholders of TransCanada. Any such amendment shall not alter or impair the rights of any participants without their consent.

Securities Authorized For Issuance under Equity Compensation Plans

  The following table outlines the number of common shares to be issued upon the exercise of outstanding options under the Stock Option Plan, the weighted-average exercise price of the outstanding options, and the number of common shares available for future issuance under the Stock Option Plan, all at December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	9,964,792	$20.90	4,682,535

Equity compensation plans not approved by security holders	Nil	Nil	Nil

TOTAL	9,964,792	$20.90	4,682,535

32    TRANSCANADA CORPORATION

Long-term Incentive Plan Grants Outstanding

  This section includes information on previously awarded medium and long term incentive grants that are still outstanding as of December 31, 2004 under the specified plans. These outstanding grants have not yet been recorded as LTIP Payouts in the Summary Compensation Table, Column (h).

Executive Share Unit Plan

  The following table outlines the medium-term incentive grants under the ESU Plan that are in addition to those granted in 2004 and disclosed under "Long-term Incentive Plan Awards — 2004 Executive Share Unit Plan Grants" above.

			Estimated Future Payouts Under Non-Securities-Price-Based Plans (units)(2)
Name (a)	Securities, Units or Other Rights(1) (#) (b)	Performance or Other Period Until Maturation or Payout (c)	Below Threshold (#)	Threshold (#) (d)	Target (#) (e)	Maximum (#) (f)

H.N. Kvisle	0 - 50,000	01-Jan-03 through 31-Dec-05	0	25,000	50,000	50,000

R.K. Girling	0 - 20,000	01-Jan-03 through 31-Dec-05	0	10,000	20,000	20,000

A.J. Pourbaix	0 - 20,000	01-Jan-03 through 31-Dec-05	0	10,000	20,000	20,000

R.J. Turner	0 - 15,000	01-Jan-03 through 31-Dec-05	0	7,500	15,000	15,000

D.J. McConaghy	0 - 15,000	01-Jan-03 through 31-Dec-05	0	7,500	15,000	15,000

        Notes:

  (1)
  This is the range of units under the ESU Plan that may be eligible to vest, not including units related to reinvested dividends. See "Report on Executive Compensation — Medium-term Incentives" for more information about the ESU Plan.

  (2)
  Does not include units related to reinvested dividends.

TRANSCANADA CORPORATION    33

Performance Unit Plan

  The following table outlines PUP awards made to the Named Executive Officers. The estimated future payouts set out in the table include all accruals up to and including the accrual approved on February 28, 2005, as the accrual is attributable to 2004 performance. See "Changes to the Executive Compensation Program — Performance Unit Plan" for information with respect to this plan. As at December 31, 2004, approximately 6,976,000 units under the PUP were outstanding. As at March 1, 2005, approximately 6,941,000 units under the PUP were outstanding with a dollar value of $28,653,718.

			Estimated Future Payouts Under Non-Securities Price-Based Plans(3)
Name (a)	Securities, Units or Other Rights(1) (#) (b)	Performance or Other Period Until Maturation or Payout(2) (c)	Below Threshold ($)	Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)

H.N. Kvisle	150,000	25-Feb-12	0	476,250	476,250	476,250
	100,000	20-Mar-11	0	407,500	407,500	407,500
	42,500	27-Feb-11	0	173,188	173,188	173,188
	55,000	28-Feb-10	0	272,525	272,525	272,525
	50,000	01-Feb-10	0	247,750	247,750	247,750
	90,000	01-Sep-09	0	445,950	445,950	445,950

R.K. Girling	65,000	25-Feb-12	0	206,375	206,375	206,375
	45,000	27-Feb-11	0	183,375	183,375	183,375
	45,000	28-Feb-10	0	222,975	222,975	222,975
	50,000	01-Feb-10	0	247,750	247,750	247,750
	20,000	29-Jul-09	0	99,110	99,110	99,110
	25,000	01-Mar-09	0	123,875	123,875	123,875
	25,000	03-Dec-08	0	123,875	123,875	123,875
	25,162	09-Dec-07	0	155,124	155,124	155,124

A.J. Pourbaix	65,000	25-Feb-12	0	206,375	206,375	206,375
	35,000	27-Feb-11	0	142,625	142,625	142,625
	20,000	28-Feb-10	0	99,100	99,100	99,100
	20,000	01-Feb-10	0	99,100	99,100	99,100
	20,000	01-Mar-09	0	99,100	99,100	99,100
	17,500	03-Dec-08	0	86,713	86,713	86,713

R.J. Turner	50,000	25-Feb-12	0	158,750	158,750	158,750
	42,500	27-Feb-11	0	173,188	173,188	173,188
	35,000	28-Feb-10	0	173,425	173,425	173,425
	50,000	01-Feb-10	0	247,750	247,750	247,750
	20,000	29-Jul-09	0	99,100	99,100	99,100
	40,000	01-Mar-09	0	198,200	198,200	198,200

D.J. McConaghy	45,000	25-Feb-12	0	142,875	142,875	142,875
	35,000	27-Feb-11	0	142,625	142,625	142,625
	20,000	28-Feb-10	0	99,100	99,100	99,100
	20,000	01-Feb-10	0	99,100	99,100	99,100
	17,500	01-Mar-09	0	86,713	86,713	86,713

        Notes:

  (1)
  As no further awards will be made under the PUP, it will be phased out over the remaining life of the outstanding units.

  (2)
  The exercise period for all units commences upon vesting, which is the third anniversary of the grant date, and expires on the tenth anniversary of the grant date, with the exception of the performance units maturing on February 1, 2010 granted under a one time special performance incentive program, which vested on February 22, 2002.

  (3)
  The Committee determined in February 2005 that $1.14 will accrue for 2004 in respect of the awards made from 1995 to 2002. The amounts referred to herein are either received in full or forfeited by the Named Executive Officers. See "Changes to the Executive Compensation Program — Performance Unit Plan" for more information.

34    TRANSCANADA CORPORATION

Pension and Retirement Benefits for Executive Officers

Pension and Retirement Benefits

  TransCanada's Canadian pension plans are designed to attract and retain employees for the long term and to provide employees with a lifetime annual retirement income.

Base Pension Plan

  All TransCanada employees participate in the TransCanada Registered Pension Plan, which is now solely a non-contributory defined benefit pension plan. The Registered Pension Plan previously provided three benefit options, a defined benefit, a defined contribution and a combination option (defined benefit and defined contribution). It was amended on October 1, 2001 to eliminate the combination option for new members and on January 1, 2003 to eliminate the defined contribution option.

  The normal retirement age under the Registered Pension Plan is age 60 or any age between 55 and 60 where the sum of an employee's age and continuous service equals 85. Employees are eligible to retire prior to their normal retirement date, but the benefit payable is subject to early retirement reduction factors. The defined benefit plan is integrated with Canada Pension Plan benefits. The benefit calculation is:

        1.25% of an employee's highest average earnings(1) up to the final average YMPE(2)

        plus

        1.75% of an employee's highest average earnings above the final average YMPE multiplied by

        the employee's years of credited service in the Registered Pension Plan ("Credited Pensionable Service")

  (1)
  Highest Average Earnings means the average of an employee's best consecutive 36 months of pensionable earnings in the last 15 years before retirement. Pensionable Earnings means an employee's base salary plus actual Incentive Compensation paid to a targeted percentage or for executive employees a fixed percentage of their base salary. Pensionable earnings do not include overtime, shift and premium differentials or any other forms of compensation.

  (2)
  YMPE means Year's Maximum Pensionable Earnings under the Canada/Québec Pension Plan (C/QPP). Final Average YMPE means the average of the YPME in effect for the latest calendar year from which earnings are included in an employee's highest earnings calculation plus the two previous years.

  Registered defined benefit pension plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada), which is currently $2,000 for each year of Credited Pensionable Service, with the result that benefits cannot be earned in the Registered Pension Plan on compensation above approximately $126,000 per annum.

Supplemental Pension Plan

  All TransCanada employees with pensionable earnings over the Income Tax Act (Canada) ceiling of $126,000, including the Named Executive Officers, participate in the company's non-contributory defined benefit Supplemental Pension Plan. Approximately 417 TransCanada employees currently participate in the Supplemental Pension Plan.

  The Supplemental Pension Plan is funded through a retirement compensation arrangement (RCA) under the Income Tax Act (Canada). Subject to the Board's approval, contributions to the fund are based on an annual actuarial valuation of the Supplemental Pension Plan obligations calculated on the basis of the plan terminating at the beginning of each calendar year.

  The annual pension benefit under the Supplemental Pension Plan is equal to 1.75% multiplied by the employee's Credited Pensionable Service multiplied by the amount by which such employee's highest average earnings exceed the ceiling imposed under the Income Tax Act (Canada) and were recognized under the Registered Pension Plan.

  Generally, neither the Registered Pension Plan nor the Supplemental Pension Plan provide for the recognition of past service. However, the Committee may, under the provisions of the Supplemental Pension Plan, at its sole discretion, grant additional years of credited service to executive employees.

TRANSCANADA CORPORATION    35

  Under the Registered Pension Plan and the Supplemental Pension Plan, TransCanada employees, including the Named Executive Officers, will receive the following normal form of pension:

  (a)
  in respect of credited service prior to January 1, 1990, upon retirement, a monthly pension payable for life with 60% continuing thereafter to the participant's designated joint annuitant; and

  (b)
  in respect of credited service on and after January 1, 1990, upon retirement, a monthly pension as described in (a) above and, for unmarried participants or married participants who have received spousal consent and who have so elected, a monthly pension payable for life with payments to the participant's estate guaranteed for the balance of 10 years if the participant dies within 10 years of retirement.

  In lieu of the normal form of pension, optional forms of pension payment may be chosen provided that any legally required waivers are completed.

  The following table sets out the estimated annual defined benefit plan benefits (based on the "joint and 60% survivor" method) payable for credited service under the Registered Pension Plan and the Supplemental Pension Plan (excluding amounts payable under the Canada Pension Plan) for employees with the following "highest average earnings" and "years of credited pensionable service classifications".

	Years of Credited Pensionable Service
Highest Average Earnings
	10	15	20	25	30	35

$ 400,000	$68,000	$102,000	$136,000	$170,000	$204,000	$238,000

600,000	103,000	154,000	206,000	257,000	309,000	360,000

800,000	138,000	207,000	276,000	345,000	414,000	483,000

1,000,000	173,000	259,000	346,000	432,000	519,000	605,000

1,200,000	208,000	312,000	416,000	520,000	624,000	728,000

1,400,000	243,000	364,000	486,000	607,000	729,000	850,000

1,600,000	278,000	417,000	556,000	695,000	834,000	973,000

1,800,000	313,000	469,000	626,000	782,000	939,000	1,095,000

2,000,000	348,000	522,000	696,000	870,000	1,044,000	1,218,000

  Based on their current highest average earnings and assuming the Named Executive Officers remain employed by TransCanada until age 60 and that the Registered Pension Plan and Supplemental Pension Plan remain in force substantially in their present form, the Named Executive Officers will have the number of years of credited pensionable service and benefit payable set out below under their names:

	Kvisle(1)	Girling(2)	Pourbaix(2)	Turner	McConaghy

Years of Credited Service to December 31, 2004	10.33	6.00	6.00	22.80	24.83

Accrued Pension at December 31, 2004 and Payable at age 60	$264,000	$72,000	$59,000	$280,000	$230,000

Years of Credited Service to age 60	23.16	26.50	29.58	31.13	31.99

Annual Benefit Payable at age 60	$595,000	$311,000	$285,000	$381,000	$295,000

  (a)
  Amounts are rounded to the nearest one thousand dollars.

  Notes:

  (1)
  Mr. Kvisle was granted five years of additional credited pensionable service which vested on his fifth anniversary of employment. Mr. Kvisle is also eligible for one additional year of credited pensionable service for each of the next five continuous years of service with the company. The additional credited service is to be recognized solely in the Supplemental Pension Plan with respect to earnings in excess of the maximum set under the Income Tax Act (Canada).

36    TRANSCANADA CORPORATION

  (2)
  Upon the completion of three years of continuous service from September 8, 2004, Mr. Girling and Mr. Pourbaix will each be granted three years of additional credited service to be recognized solely in the Supplemental Pension Plan with respect to earnings in excess of the maximum set under the Income Tax Act (Canada).

Fiscal 2004 Pension Expense Related to Service and Compensation

  Amounts reported in the table below represent the pension expense related to 2004 service for each of the Named Executive Officers under both the Registered Pension Plan and the Supplemental Pension Plan including the impact of differences between actual compensation paid in 2004 and the actuarial assumptions used for the year.

Name	Fiscal 2004 pension expense related to service and compensation

H.N. Kvisle	$894,000

R.K. Girling	$86,000

A.J. Pourbaix	$70,000

R.J. Turner	$21,000

D.J. McConaghy	$175,000

Accrued Pension Obligations

  As at December 31, 2004, TransCanada's accrued obligation for the Supplemental Pension Plan was approximately $155.9 million. The 2004 current service costs and interest costs of the Supplemental Pension Plan were approximately $3.4 and $8.3 million, respectively, for a total of $11.7 million. The accrued pension obligation is calculated following the method prescribed by the Canadian Institute of Chartered Accountants and is based on management's best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and bonuses. More information on the accrued obligations and the assumptions utilized may be found in Note 18 of the Notes to the Consolidated Financial Statements which are available on the company's website at www.transcanada.com and filed with Canadian securities regulators on SEDAR at www.sedar.com.

  The accrued pension obligations for the Named Executive Officers under both the Registered Pension Plan and the Supplemental Pension Plan are outlined in the following table. Changes include the fiscal 2004 expense attributed to service and compensation, as well as the normal increases(1) to pension obligations arising from the annual valuation of the company's pension plans.

Name	Accrued obligation at December 31, 2003(2) (A)	Change in accrued obligation for 2004(2)(3) (B)	Accrued obligation at December 31, 2004(2) (C) = (A) + (B)

H.N. Kvisle	2,357,000	1,254,000	3,611,000

R.K. Girling	485,000	200,000	685,000

A.J. Pourbaix	389,000	175,000	564,000

R.J. Turner	2,931,000	361,000	3,292,000

D.J. McConaghy	2,549,000	457,000	3,006,000

        Notes:

  (1)
  The normal increases include interest on the beginning of year obligation and changes in interest rate assumptions as a result of changes in long-term bond yields.

  (2)
  The calculation of reported amounts use actuarial assumptions and methods that are consistent with those used for calculating pension obligations and annual expense as disclosed in the company's 2003 and 2004 consolidated financial statements. As the assumptions reflect the company's best estimate of future events, the values shown in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

  (3)
  Excluded from the change in accrued obligation for 2004 is the impact of investment returns on the company's pension plan assets.

TRANSCANADA CORPORATION    37

Supplemental Disclosure of Compensation

  Decisions regarding medium and long-term grants are made annually by the Committee in February prior to the publication of the Proxy Circular. Therefore, although not a requirement, TransCanada discloses these forthcoming compensation awards for the Named Executive Officers.

  The following tables outline the grants made under the noted plans that were approved in February 2005. For information pertaining to the noted compensation plans, please refer to the Report on Executive Compensation, found elsewhere in this Proxy Circular.

Medium Term Incentives — Executive Share Unit Plan

			Estimated Future Payouts Under Non-Securities-Price-Based Plans (units)(2)
Name (a)	Securities, Units or Other Rights(1) (#) (b)	Performance or Other Period Until Maturation or Payout (c)	Below Threshold (#)	Threshold (#) (d)	Target (#) (e)	Maximum (#) (f)

H.N. Kvisle	0 - 65,320	01-Jan-05 through 31-Dec-07	0	32,660	65,320	97,980

R.K. Girling	0 - 18,349	01-Jan-05 through 31-Dec-07	0	9,175	18,349	27,524

A.J. Pourbaix	0 - 15,657	01-Jan-05 through 31-Dec-07	0	7,829	15,657	23,486

R.J. Turner	0 - 12,458	01-Jan-05 through 31-Dec-07	0	6,229	12,458	18,687

D.J. McConaghy	0 - 12,458	01-Jan-05 through 31-Dec-07	0	6,229	12,458	18,687

        Notes:

  (1)
  This is the range of units under the ESU Plan that may be eligible to vest, not including units related to reinvested dividends. See "Report on Executive Compensation — Changes to the Executive Compensation Program — ESU Plan" for more information about the ESU Plan.

  (2)
  Does not include the units related to reinvested dividends.

Long Term Incentives — Stock Option Plan

Name	Date of Grant	Number of Common Shares Under Options Granted(1)	% of Total Options Granted to Employees in 2005	Exercise Price ($/common share)(2)	Market Value of Common Shares Underlying Options on the Date of Grant ($/common share)	Expiration Date

H.N Kvisle	28-Feb-05	160,000	15.17%	$30.09	$29.72	28-Feb-12

R.K. Girling	28-Feb-05	60,000	5.69%	$30.09	$29.72	28-Feb-12

A.J. Pourbaix	28-Feb-05	60,000	5.69%	$30.09	$29.72	28-Feb-12

R.J. Turner	28-Feb-05	40,000	3.79%	$30.09	$29.72	28-Feb-12

D.J. McConaghy	28-Feb-05	40,000	3.79%	$30.09	$29.72	28-Feb-12

        Notes:

  (1)
  On each anniversary date of the grant for a period of three years, one-third of these options vest and are exercisable.

  (2)
  The exercise price is equal to the higher of the closing price of common shares on the award date and the weighted average closing price of common shares on the TSX during the five trading days immediately prior to the award date of the options.

38    TRANSCANADA CORPORATION

Employee Stock Savings Plan

  Named Executive Officers may participate in the Employee Stock Savings Plan on the same basis as all other TransCanada employees. Each employee may direct a payroll deduction toward the purchase of common shares. TransCanada matches the employee-directed purchase in an amount equal to 25% of the employee amount to a maximum additional TransCanada contribution of 1% of the employee's base salary. The shares purchased and the dividends paid on those shares are allocated to the employee account and vest immediately.

Employment Contracts

  In 2002, the Committee approved an arrangement with Mr. Kvisle to grant him additional credited pensionable service. The arrangement resulted in him receiving five years of additional credited pensionable service in 2004, on his fifth anniversary date with TransCanada. In addition, for the next five years Mr. Kvisle will be granted one additional year of credited pensionable service on his anniversary date. All such additional service is not to exceed 10 additional years of credited pensionable service and is only to be recognized on that portion of his pensionable earnings which exceeds his annual Registered Pension Plan earnings, to be recognized in the TransCanada Supplemental Pension Plan.

  In 2004, the Committee also approved arrangements for Mr. Girling and Mr. Pourbaix to obtain additional credited pensionable service. Subject to these executives maintaining continuous employment with TransCanada until September 8, 2007 they will each receive three additional years of credited pensionable service on that date.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

  Since the beginning of the most recently completed financial year, no director or executive officer of TransCanada, no proposed nominee for election as a director of TransCanada, or any associate of any such director, executive officer or proposed nominee has been indebted to TransCanada. There is no indebtedness of any such person to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TransCanada or any of its subsidiaries.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

  TransCanada has purchased, at its expense, Directors' and Officers' Liability Insurance with a policy limit of U.S. $175 million in the aggregate, subject to a deductible in respect of corporate reimbursement of U.S. $5 million for each loss. Generally, under this insurance TransCanada is reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers, and individual directors and officers (or their heirs and legal representatives) are covered for losses arising during the performance of their duties for which they are not indemnified by TransCanada. Major exclusions from coverage include claims arising from illegal acts, those acts which result in illegal personal profit, violation of any fiduciary duty under the U.S. Employee Retirement Income Security Act of 1974, pollution damage (except for resultant shareholder actions) and claims brought by a director or officer against another director or officer or by TransCanada against a director or officer except for shareholder derivative actions not assisted in by a director or officer of TransCanada. For the year ended December 31, 2004, the total annual premium in respect of such insurance was $2,079,712 which was paid entirely by TransCanada.

  Additionally, directors and officers of TransCanada are party to indemnity agreements with TransCanada pursuant to which TransCanada has agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform with the provisions of the Canada Business Corporations Act.

TRANSCANADA CORPORATION    39

ADDITIONAL INFORMATION

  Additional information relating to the company is available on SEDAR at www.sedar.com. Any shareholder wishing to receive a paper copy of this Proxy Circular, the Annual Information Form and the Annual Report may obtain one free of charge by contacting TransCanada's Corporate Secretary at 450 - 1st Street S.W., Calgary, Alberta, Canada T2P 5H1, telephone (403) 920-2000.

  Financial information is provided in the company's comparative financial statements and Management's Discussion & Analysis ("MD&A") for its most recently completed financial year. Shareholders may access the company website to obtain copies of the company's financial statements, MD&A and corporate governance related materials at www.transcanada.com.

CONTACTING THE BOARD OF DIRECTORS

  Shareholders, employees and other interested parties may communicate with the Board of Directors by writing to the Chair of the Board at:

      Chair of the Board of Directors
      TransCanada Corporation
      450 - 1st Street SW
      Calgary, Alberta
      T2P 5H1

DIRECTORS' APPROVAL

  The contents of this Proxy Circular, including its schedules, and the sending of this Proxy Circular to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of TransCanada and to the appropriate governmental agencies, have been approved by the Board of TransCanada.

CERTIFICATE

  The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Harold N. Kvisle President and Chief Executive Officer	Russell K. Girling Executive Vice-President, Corporate Development and Chief Financial Officer

  Dated at Calgary, Alberta
  March 1, 2005

40    TRANSCANADA CORPORATION

SCHEDULE "A"
STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF TRANSCANADA
AS COMPARED TO THE CURRENT TSX GUIDELINES
FOR CORPORATE GOVERNANCE

Guideline 1	Board of Directors should explicitly assume responsibility for stewardship of the corporation
Does TransCanada Align?	Yes
Description of Approach
The Board has responsibility for the overall stewardship of TransCanada, establishing the policies and standards of TransCanada in the operation of its businesses and reviewing and approving its strategic plans. The Board has adopted a published set of Corporate Governance Guidelines that address the structure and composition of the Board and its committees and provide guidance to both the Board and management in clarifying their respective responsibilities and ensuring effective communication between them. TransCanada's Corporate Governance Guidelines are published on the company's website at www.transcanada.com.

In addition, the Board has committed itself to maintaining a high standard of corporate governance and integrity; it has adopted a code of business ethics for directors which incorporates as its basis principles of good conduct and high ethical behavior. TransCanada has also adopted codes of business ethics for its employees and one applicable to its President and Chief Executive Officer, Chief Financial Officer and Controller. Compliance with the company's various codes is monitored by the Audit Committee and reported to the Board. The codes are published on TransCanada's website at www.transcanada.com.

Guideline 1a	Board of Directors should specifically assume responsibility for the adoption of a strategic planning process
Does TransCanada Align?	Yes
Description of Approach
The Board believes that management is primarily responsible for the development of TransCanada's strategic plan. The Board review, questions, validates and approves TransCanada's strategic plan on an annual basis and approves all material changes. The Board believes that strategy development is an interactive process between management and the Board and, as such, the Board meets annually with management for a comprehensive strategic planning session. The Board also recognizes that strategic planning is a continuous process and consequently meets from time to time during the year as plans evolve which require its consideration or approval.

In addition, the Board holds Strategic Issues Sessions in conjunction with scheduled Board meetings to develop a deeper understanding of matters strategic to TransCanada. Five such meetings were held in 2004 and five are scheduled for 2005.

Guideline 1b	Board of Directors should specifically assume responsibility for the identification of principal business risks, and implementation of risk management systems
Does TransCanada Align?	Yes
Description of Approach
The Board is responsible for understanding and overseeing compliance with processes that are in place to mitigate the principal risks associated with TransCanada's business on an ongoing basis, and it is the responsibility of management to ensure that the Board and its committees are kept well informed of these changing risks on a timely basis. The principal risks of TransCanada are those related to gas transmission and power generation, overall supply of and demand for natural gas, competition in the industry segments in which TransCanada participates and other market and financial risks. See "Risk Factors" in TransCanada's Annual Information Form for the year ending December 31, 2004.

The Audit Committee of the Board reviews TransCanada's financial risk management policies and procedures and reports to the Board on these matters on a quarterly basis. The Board also receives and reviews reports from the Health, Safety and Environment Committee, which include risks within the scope of its mandate, on a quarterly basis.

TRANSCANADA CORPORATION    A-1

Guideline 1c	Board of Directors should specifically assume responsibility for succession planning, including appointing, training and monitoring senior management
Does TransCanada Align?	Yes
Description of Approach
The Board believes that succession planning and management development are key to the success of TransCanada. A report on senior management development and succession is prepared annually for presentation and discussion at the Human Resources Committee, which reports on the matter to the Board. The report outlines the background and qualifications required for each of the senior executive officer positions in TransCanada (including that of the CEO) and for key officer positions in its major subsidiaries. Several potential internal successors for each position are identified in the report and their qualifications and development plans are discussed in detail with the committee and the Board. Potential successors are introduced to the Board periodically.
The Human Resources Committee also conducts an annual review and assessment of the performance of the President and Chief Executive Officer and the senior executive officers of TransCanada.

Guideline 1d	Board of Directors should specifically assume responsibility for communications policy
Does TransCanada Align?	Yes
Description of Approach
The Board has put processes in place to monitor effective, timely and non-selective communications between TransCanada, its stakeholders and the public. The Board, or the appropriate committee, reviews the content of TransCanada's major communications to shareholders and the investing public, including the quarterly and annual reports, and approves the management proxy circular, the annual information form and any prospectuses that may be issued. The information is then released through mailings to shareholders, news wire services, the general media and published on TransCanada's website at www.transcanada.com on its home page.

The Board believes that it is the function of management to speak for TransCanada in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. It is understood that the Chair or other individual directors may, from time to time, be requested by management to assist with such communications. If communications from stakeholders are made to the Chair or to other individual directors, management is informed and consulted to determine any appropriate response.

TransCanada has an investor relations group that responds to analyst, institutional and individual shareholder inquiries and maintains a toll-free telephone line for ease of contact. Individual queries, comments or suggestions can be made at any time by calling or writing directly to TransCanada's head office in Calgary, Alberta. In addition, TransCanada has a communications group to respond to inquiries from media, government and the public. Further, the Audit Committee of the Board oversees the operation of an anonymous and confidential toll free telephone number for employees, contractors and the public to call with respect to any perceived accounting irregularities and ethical violations, and has set up a procedure for the receipt, retention, treatment and regular review of any such reported activities. This telephone number is published on TransCanada's website at www.transcanada.com, on its intranet for employees and in the company's Annual Report to shareholders.
Together, the groups discussed above deal with stakeholder concerns and ensure that all inquiries receive a full and timely response.

Guideline 1e	Board of Directors should specifically assume responsibility for the integrity of internal control and management information systems
Does TransCanada Align?	Yes
Description of Approach
The Board requires management to implement and maintain appropriate systems of internal controls and the Audit Committee meets with TransCanada's Director of Internal Audit, alone and with management, on at least a quarterly basis to oversee the effectiveness of these systems. In addition, TransCanada's President and Chief Executive Officer and Executive Vice-President, Corporate Development and Chief Financial Officer provide certificates relating to the contents of TransCanada's quarterly and annual reports, which are filed with securities regulatory authorities, stating that they have evaluated and reported on the effectiveness of TransCanada's internal and disclosure control procedures.

A-2    TRANSCANADA CORPORATION

Guideline 2	Majority of directors should be "unrelated" (independent from management and free from conflicts of interest)
Does TransCanada Align?	Yes
Description of Approach
The Governance Committee reviews at least annually the existence of any relationships between each director and TransCanada to ensure that the majority of directors are unrelated to and independent of TransCanada.

The Board believes that, as a matter of policy, there should be a majority of outside, unrelated and independent directors on TransCanada's Board. The Board is charged with making this determination. The determination is made annually in accordance with the definition of "unrelated director" in the TSX Guidelines and the meaning of "independence" in the Canadian Audit Committee Rules, the Proposed Amendments to the Audit Committee Rules and the Proposed Canadian Governance Guidelines. The independence criteria also conform with the applicable rules of the SEC, the NYSE and those set out in SOX. The NYSE's extended definitions of independence that apply to directors of U.S. companies are considered in the case of each director as well.

If the proposed directors are elected to the Board, only Harold N. Kvisle, the President and Chief Executive Officer of TransCanada, is a related, non-independent director. The Board has determined that the remaining 10 proposed nominees for election to the board at the 2005 Annual Meeting have no direct or indirect material relationship with TransCanada and are therefore unrelated and independent.

Guideline 3	Disclose for each director whether he or she is unrelated, and how that conclusion was reached
Does TransCanada Align?	Yes
Description of Approach	Harold N. Kvisle, President and Chief Executive Officer of TransCanada, is not an unrelated and independent director.

The Board has determined that the remainder of the directors and proposed nominees are non-management, unrelated and independent of TransCanada. This determination was made based on the criteria referred to above, with the result that the Board has determined that the directors named below have no interest, business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of TransCanada. The Board has also determined that, with the exception of Mr. Kvisle, all persons proposed for election to the board at the 2005 annual meeting have no direct or indirect material relationship with TransCanada which could reasonably interfere with their exercise of independent judgment. Although some of the proposed nominees sit on boards or may be otherwise associated with companies that ship natural gas on the TransCanada system, TransCanada as a common carrier in Canada cannot under its tariff deny transportation service to a credit-worthy shipper. Further, due to the specialized nature of the industry, TransCanada believes that it is important for its Board to be composed of qualified and knowledgeable directors, so some of them must come from suppliers or customers; the Governance Committee closely monitors relationships among directors to ensure that business associations do not affect the Board's performance.

The Board has taken these factors into consideration in making its determination of independence. Further, the Board considered whether directors serving on boards of non-profit organizations which receive donations from TransCanada pose any potential conflict. The Board determined that such relationships, where they exist, do not interfere with any such director's ability to act in the best interests of TransCanada, as all decisions on making donations to non-profit organizations are made by a management committee on which no directors serve. The Board also considered family relationships and possible associations with companies which have relationships with TransCanada, in its determination of independence. Only two such relationships existed (described below), and each was found not to be material nor did it exceed the threshold set forth under the independence rules of the NYSE.

TRANSCANADA CORPORATION    A-3

— Douglas D. Baldwin — unrelated and independent (Mr. Baldwin came to the Board as an independent director in April 1999. He stepped in as interim CEO from August 1999 to May 2001, while the company sought and retained a new CEO. He has now been a non-employee director for almost four years.)
— Kevin E. Benson — unrelated and independent (Mr. Benson has no direct or indirect relationship with the company or the external or internal auditors) (nominee for election in 2005)
— Wendy K. Dobson — unrelated and independent (Dr. Dobson has no direct or indirect relationship with the company or the external or internal auditors)
— Paule Gauthier — unrelated and independent (The Honourable Mme. Gauthier has no direct or indirect relationship with the company or the external or internal auditors)
— Richard F. Haskayne — unrelated and independent (Chair) (retiring April 29, 2005)
— Kerry L. Hawkins — unrelated and independent (Mr. Hawkins is President of Cargill Limited; although a subsidiary of Cargill ships natural gas on the TransCanada system, the revenues paid are below the threshold provided for under the independence rules of the NYSE. Mr. Hawkins has no other relationship with the company or the external or internal auditors)
— S. Barry Jackson — unrelated and independent (Chair-designate)(Mr. Jackson has no direct or indirect relationship with the company or the external or internal auditors)
— Paul L. Joskow — unrelated and independent (Mr. Joskow has no direct or indirect relationship with the company or the external or internal auditors)
— David P. O'Brien — unrelated and independent (Mr. O'Brien has no direct or indirect relationship with the company or the external or internal auditors)
— James R. Paul — unrelated and independent (retiring April 29, 2005)
— Harry G. Schaefer — unrelated and independent (Vice-Chair) (Mr. Schaefer has no direct or indirect relationship with the company or the external or internal auditors. Mr. Schaefer's son is employed by a shipper of natural gas on the TransCanada system; however, the revenue paid to TransCanada does not exceed the threshold set under the independence rules of the NYSE)
— W. Thomas Stephens — unrelated and independent (Mr. Stephens has no direct or indirect relationship with the company or the external or internal auditors)

Guideline 4	Appoint a committee of outside directors responsible for appointment of new nominees and ongoing assessment of directors
Does TransCanada Align?	Yes
Description of Approach
The Governance Committee is responsible for proposing new nominees to the Board, which in turn is responsible for identifying suitable candidates for election by the shareholders. The Governance Committee annually reviews the general and specific criteria applicable to candidates to be considered for nomination. The objective of this review is to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide the long-term strategy and ongoing business operations of TransCanada. New nominees must have experience in the industries in which TransCanada participates or experience in general business management of similar size and scope to TransCanada, the ability to devote the time required, and a willingness to serve. The Governance Committee also advises the Board on the criteria for, and determination of, the independence of each director. The Governance Committee recently undertook a North America-wide search for new directors through an international search firm, to identify a wider mix of skills and experience in potential new directors.

A-4    TRANSCANADA CORPORATION

Guideline 5	Implement a committee process for assessing the effectiveness of the Board of Directors, its committees and the contribution of individual directors
Does TransCanada Align?	Yes
Description of Approach
The Governance Committee is responsible for making an annual assessment of the overall performance of the Board, its committees and its individual members, and reporting its findings to the Board. An annual questionnaire is utilized as part of this process.

The questionnaire examines the effectiveness of the Board as a whole, and of each committee, and specifically reviews areas that the Board and/or management believe could be improved to ensure the continued effectiveness of the Board and its committees in the execution of their responsibilities. TransCanada believes that due to the specialized nature of the industry, it is important for its Board to be composed of qualified and knowledgeable directors. During the last year all directors demonstrated a strong commitment to their roles and responsibilities through a 92% overall attendance rate at Board meetings and a 93% rate at Committee meetings. In addition, all of the directors are available to meet with management as required.

The annual questionnaire and the individual director's terms of reference are then used in the evaluation of the contribution of individual directors. Formal interviews with each director and each member of TransCanada's executive leadership team are carried out annually by the Chair with respect to this matter. The Chair of the Governance Committee also interviews each director annually on his or her assessment of the Chair's performance. All of these assessments are reported annually to the full Board.

Guideline 6	Provide orientation and education programs for new recruits to the Board of Directors
Does TransCanada Align?	Yes
Description of Approach
New directors are provided with an orientation and education program that includes a directors' manual containing information about the duties and obligations of directors, the business and operations of TransCanada, copies of governance charters, copies of past public filings and documents from recent Board meetings. New directors are given additional historical and financial information, a session on corporate strategy and opportunities for meetings and discussion with senior management and other directors. The directors' manual and the director induction and continuing education process are reviewed annually by the Governance Committee. Directors tour certain of TransCanada's facilities annually, and senior management presentations are made to the Board periodically on various business-related topics. The details of the orientation of each new director are tailored to each director's individual needs and areas of interest. All directors are members of the Institute of Corporate Directors, another source of governance education.

Guideline 7	Examine size of Board of Directors, with a view to improving effective decision-making and, if appropriate, undertake a program to reduce the number of directors
Does TransCanada Align?	Yes
Description of Approach
The Governance Committee is mandated to review the size, composition and profile of the Board from time to time, and recommends changes to the Board when appropriate. Although the maximum number of directors permitted by TransCanada's Articles is 20, the Board has determined that, at present, it is in the best interests of TransCanada to maintain a smaller Board, in the range of 10 to 14. It is the Board's belief that this range is currently sufficient to provide a diversity of expertise and opinions and to allow effective committee organization, yet small enough for efficient meetings and decision-making.

TRANSCANADA CORPORATION    A-5

Guideline 8	Review adequacy and form of compensation of directors to ensure compensation reflects risks and responsibilities
Does TransCanada Align?	Yes
Description of Approach
The Governance Committee reviews the compensation of the directors on an annual basis, taking into account such matters as time commitment, responsibility and compensation provided by comparable companies, and makes a recommendation to the Board for approval annually. Directors may receive their compensation in the form of cash, deferred share units or a combination of both. Directors must hold a minimum of five times their annual cash retainer fee in common shares or related deferred share units of TransCanada. Directors have a maximum of five years to reach this level of share ownership. The Governance Committee's review of director compensation is based on an annual report of an outside compensation expert on compensation paid in comparable companies.

Guideline 9	Committees should generally be composed of outside directors a majority of whom are unrelated
Does TransCanada Align?	Yes
Description of Approach
The Board believes that, as a matter of policy, there should be a majority of outside, unrelated and independent directors on each of the committees. The Audit Committee, Governance Committee, Human Resources Committee and Health, Safety and Environment Committee are composed entirely of outside, unrelated and independent directors. Each committee is governed by a charter. Copies of these charters can be found on TransCanada's website at www.transcanada.com.

Guideline 10	Appoint a committee responsible for developing an approach to corporate governance issues
Does TransCanada Align?	Yes
Description of Approach
The mandate of the Governance Committee includes responsibility to undertake initiatives that are needed to help deliver pre-eminent corporate governance. The Governance Committee is responsible for reviewing the overall governance principles of the company and monitoring TransCanada's governance disclosure, including this statement of corporate governance practices. The Governance Committee also monitors best practices recommendations published by shareholder advocate organizations and the governance practices of major North American companies to ensure that TransCanada continues to conform to the highest standards of corporate governance.

Guideline 11a	Define limits to management's responsibilities by developing position descriptions for:
(i) the Board of Directors
Does TransCanada Align?	Yes
Description of Approach
The Board operates under a written charter while retaining plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. Charters have been adopted for each of the committees outlining their principal responsibilities. Each committee reviews its charter annually to ensure it is in line with the current developments in corporate governance. All charters are available on TransCanada's website at www.transcanada.com. The Board's charter is attached to this Proxy Circular as Schedule "B".

A-6    TRANSCANADA CORPORATION

(ii) the President and Chief Executive Officer
Does TransCanada Align?	Yes
Description of Approach
The Board has approved terms of reference for the position of the President and Chief Executive Officer, which defines the President and Chief Executive Officer's duties and responsibilities. These duties include:

— the development and recommendation of strategic plans to the Board that provide for TransCanada's profitable growth and overall success, including involving the Board in the early stages of strategy development;
— the implementation of business and operational plans;
— reporting regularly to the Board on the overall progress and results against operating and financial objectives;
— the authorization of the commitment of funds to capital projects not included in a previously approved budget or otherwise by the Board, to a maximum of $25 million; and

— the commitment of corporate resources and entrance into agreements in the ordinary course of business in order to pursue the approved strategies of TransCanada, with the proviso that major commitments, exposures and risks are reported to the Board on a regular and timely basis.

The Human Resources Committee and the Board annually review and approve the President and Chief Executive Officer's personal performance objectives and review with him his performance against the previous year's objectives. The Human Resources Committee's report on executive compensation can be found in this Proxy Circular under the heading "Executive Compensation and Other Information — Report on Executive Compensation".

Guideline 11b	Board of Directors should approve or develop corporate objectives which the President and Chief Executive Officer is responsible for meeting
Does TransCanada Align?	Yes
Description of Approach
The Human Resources Committee conducts an annual review of the performance of TransCanada and the President and Chief Executive Officer as measured against objectives established in the prior year by the Board, the Human Resources Committee and the President and Chief Executive Officer. The results of this annual review are communicated to the Board, which then makes an evaluation of the overall performance of TransCanada and the President and Chief Executive Officer. The Chair and the Chair of the Human Resources Committee communicate this performance evaluation to the President and Chief Executive Officer. The evaluation is used by the Human Resources Committee in its deliberations concerning the President and Chief Executive Officer's annual compensation. The evaluation of TransCanada's performance against corporate objectives also forms part of the determination of the compensation of all employees.

Guideline 12	Establish procedures to enable the Board of Directors to function independently of management
Does TransCanada Align?	Yes
Description of Approach
The Governance Committee has the responsibility to ensure that the Board functions independently of management. The Governance Committee's responsibilities include the review of TransCanada's structures and procedures to ensure the Board is able to function independently of management and that it does so function. In addition, the Governance Committee monitors the quality of the relationship between management and the Board and recommends improvements as deemed necessary or desirable.

At the conclusion of each Board meeting, non-management directors meet without the presence of management to discuss the issues that have arisen at the meeting and other matters of interest. At the conclusion of each Board meeting in 2004 the Board held a meeting at which members of management were not in attendance.
The Board, as a matter of policy, appoints the Chair and Vice-Chair in a non-executive capacity.

TRANSCANADA CORPORATION    A-7

Guideline 13	Establish an audit committee composed only of outside directors with specifically defined roles and responsibilities
Does TransCanada Align?	Yes
Description of Approach
All five members of the Audit Committee are outside, unrelated and independent directors. All members of the Audit Committee are financially literate as defined under the Canadian Audit Committee Rules and the Proposed Canadian Governance Guidelines. In addition, in accordance with the SEC rules, the Board has specifically determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Harry G. Schaefer has been determined to be an audit committee financial expert and is independent, as that term is defined by the NYSE's listing standards applicable to TransCanada. The SEC rules provide that the determination by the Board that Mr. Schaefer is an "audit committee financial expert" as defined under those rules does not make Mr. Schaefer an "expert" for any other purpose, nor does it impose a higher degree of individual responsibility or obligation on Mr. Schaefer than that imposed on any other director. Rather, the role of Mr. Schaefer, like the role of all Audit Committee members, is to oversee the audit process and not to certify or guarantee the accuracy or completeness of the internal or external audit of TransCanada's financial information or public disclosure.

The charter of the Audit Committee specifically defines the committee's roles and responsibilities and is summarized elsewhere in this Proxy Circular. The charter is published on TransCanada's website at www.transcanada.com. Information addressing the composition and independence of the Audit Committee as required to be filed under the Canadian Audit Committee Rules is published in the company's Annual Information Form for the year ended December 31, 2004 which is filed on SEDAR at www.sedar.com.

Guideline 14	Implement a system to enable individual directors to engage outside advisors at the corporation's expense
Does TransCanada Align?	Yes
Description of Approach
TransCanada recognizes that individual directors may desire the services of independent counsel or an independent advisor or expert to assist in matters involving their responsibilities as Board or committee members. The Board has determined that any director who wishes to engage an outside advisor at the expense of TransCanada may do so if he or she first advises the Governance Committee. As well, each committee charter specifically authorizes the committee to engage outside experts as it deems necessary to carry out its duties.

A-8    TRANSCANADA CORPORATION

SCHEDULE "B"

CHARTER OF
THE BOARD OF DIRECTORS

I.     INTRODUCTION

  A.
  The Board's primary responsibility is to foster the long-term success of the Company consistent with the Board's fiduciary responsibility to the shareholders to maximize shareholder value.

  B.
  The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.    COMPOSITION AND BOARD ORGANIZATION

  A.
  Nominees for directors are initially considered and recommended by the Governance Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company. Former employees and professionals who provided services to the company are not nominated for at least three years after leaving their employment with the Company.

  B.
  The Board must be comprised of a majority of members who have been determined by the Board to be independent. A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment.

  C.
  Directors who are not members of management will meet on a periodic basis to discuss matters of interest independent of any influence from management.

  D.
  Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.

III.  DUTIES AND RESPONSIBILITIES

  A.
  Managing the Affairs of the Board

    The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

    i)
    planning its composition and size;

    ii)
    selecting its Chair;

    iii)
    nominating candidates for election to the Board;

    iv)
    determining independence of Board members;

    v)
    approving committees of the Board and membership of directors thereon;

    vi)
    determining director compensation; and

    vii)
    assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

TRANSCANADA CORPORATION    B-1

  B.
  Management and Human Resources

    The Board has the responsibility for:

    i)
    the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO's duties;

    ii)
    approving a position description for the CEO;

    iii)
    reviewing CEO performance at least annually, against agreed-upon written objectives;

    iv)
    approving decisions relating to senior management, including the:

    a)
    appointment and discharge of officers of the Company and members of the senior leadership team;

    b)
    compensation and benefits for members of the senior leadership team;

    c)
    acceptance of outside directorships on public companies by executive officers (other than not-for-profit organizations);

    d)
    annual corporate and business unit performance objectives utilized in determining incentive compensation or other awards to officers; and

    e)
    employment contracts, termination and other special arrangements with executive officers, or other employee groups if such action is likely to have a subsequent material(1) impact on the Company or its basic human resource and compensation policies.

    v)
    taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management;

    vi)
    approving certain matters relating to all employees, including:

    a)
    the annual salary policy/program for employees;

    b)
    new benefit programs or changes to existing programs that would create a change in cost to the Company in excess of $3,000,000 annually;

    c)
    pension fund investment guidelines and the appointment of pension fund managers; and

    d)
    material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.

  C.
  Strategy and Plans

    The Board has the responsibility to:

    i)
    participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;

    ii)
    approve capital commitment and expenditure budgets and related operating plans;

    iii)
    approve financial and operating objectives used in determining compensation;

    iv)
    approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

    v)
    approve material divestitures and acquisitions; and

    vi)
    monitor management's achievements in implementing major corporate strategies and objectives, in light of changing circumstances.

(1)
For purposes of this Charter, the term "material" includes a transaction or a series of related transactions that would, using reasonable business judgment and assumptions, have a meaningful impact on the Corporation. The impact could be relative to the Corporation's financial performance and liabilities as well as its reputation.

B-2    TRANSCANADA CORPORATION

  D.
  Financial and Corporate Issues

    The Board has the responsibility to:

    i)
    take reasonable steps to ensure the implementation and integrity of the Company's internal control and management information systems;

    ii)
    monitor operational and financial results;

    iii)
    approve annual financial statements and related Management's Discussion and Analysis, review quarterly financial results and approve the release thereof by management;

    iv)
    approve the Management Proxy Circular, Annual Information Form and documents incorporated by reference therein;

    v)
    declare dividends;

    vi)
    approve financings, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

    vii)
    recommend appointment of external auditors and approve auditors' fees;

    viii)
    approve banking resolutions and significant changes in banking relationships;

    ix)
    approve appointments, or material changes in relationships with corporate trustees;

    x)
    approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;

    xi)
    approve spending authority guidelines; and

    xii)
    approve the commencement or settlement of litigation that may have a material impact on the Company.

  E.
  Business and Risk Management

    The Board has the responsibility to:

    i)
    take all reasonable steps to ensure that management has identified the principal risks of the Company's business and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;

    ii)
    review reports on capital commitments and expenditures relative to approved budgets;

    iii)
    review operating and financial performance relative to budgets or objectives;

    iv)
    receive, on a regular basis, reports from management on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and

    v)
    assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

  F.
  Policies and Procedures

    The Board has responsibility to:

    i)
    monitor compliance with all significant policies and procedures by which the Company is operated;

    ii)
    direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

TRANSCANADA CORPORATION    B-3

    iii)
    provide policy direction to management while respecting its responsibility for day-to-day management of the Company's businesses; and

    iv)
    review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

  G.
  Compliance Reporting and Corporate Communications

    The Board has the responsibility to:

    i)
    take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

    ii)
    approve interaction with shareholders on all items requiring shareholder response or approval;

    iii)
    take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

    iv)
    take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

    v)
    take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and

    vi)
    report annually to shareholders on the Board's stewardship for the preceding year (the Annual Report).

IV.    GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

  A.
  The Board is responsible for:

  i)
  directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;

  ii)
  approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;

  iii)
  approving the Company's legal structure, name, logo, mission statement and vision statement; and

  iv)
  performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

B-4    TRANSCANADA CORPORATION

SCHEDULE "C"

NOTABLE CHANGES TO THE
SUMMARY COMPENSATION TABLE

        The following outlines TransCanada's previous Summary Compensation Table reporting practices and those changes implemented for 2005 reporting:

Reported Item	2004 Proxy Circular	2005 Proxy Circular	Comments
• Stock options and units from the ESU Plan that were granted in the current financial year and before the publication of the Proxy Circular	• Grants were reported as if they had been awarded in the previous financial year.	• Grants are disclosed in a section entitled "Supplemental Disclosure of Compensation".
•  All compensation reported in the Summary Compensation Table represents only compensation earned in the financial year.

• Although not required, supplemental disclosure may be of interest to shareholders and as such, is maintained.

• Units granted from ESU Plan	• Reported grants in column (g), "RSU" of the Summary Compensation Table.

•  Reported in a footnote the number of units held including additional units awarded from reinvested dividends.

• Reported the value of the reinvested dividends in column (i), "All Other Compensation" of the Summary Compensation Table.	• Grants reported in LTIP Awards Table.

•  Column (h), "LTIP Payout" to be completed at the time of payment from the ESU Plan. LTIP payment information will include value provided by both original grant and dividend reinvestment.

		• History for outstanding grants is provided in the supplemental table, "LTIP Grants Outstanding — ESU Plan".	• The company takes the position that the provisional nature of an ESU grant prevents its consideration as earned compensation until vesting. As such, the grants should not be reported as earned compensation in the Summary Compensation Table until vested and paid.

TRANSCANADA CORPORATION    C-1

QuickLinks

Exhibit 99.1
TABLE OF CONTENTS
NOTICE OF ANNUAL MEETING
MANAGEMENT PROXY CIRCULAR
General Information
Information on Voting
BUSINESS TO BE TRANSACTED AT THE MEETING
CORPORATE GOVERNANCE
Statement of Corporate Governance
Compensation of Directors
EXECUTIVE COMPENSATION AND OTHER INFORMATION
Report on Executive Compensation
Performance Graph
Compensation of Executive Officers of TCPL
Executive Compensation Information
Supplemental Disclosure of Compensation
Employee Stock Savings Plan
Employment Contracts
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
ADDITIONAL INFORMATION
CONTACTING THE BOARD OF DIRECTORS
DIRECTORS' APPROVAL
CERTIFICATE
SCHEDULE "A" STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF TRANSCANADA AS COMPARED TO THE CURRENT TSX GUIDELINES FOR CORPORATE GOVERNANCE
SCHEDULE "B" CHARTER OF THE BOARD OF DIRECTORS
SCHEDULE "C" NOTABLE CHANGES TO THE SUMMARY COMPENSATION TABLE